Form 20-F
period 2005-12-31
Kodiak Oil & Gas Corp
filed 2006-05-02
CIK 1322866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 12/31/2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from ____________________ to _______________________

Commission file number

KODIAK OIL & GAS CORP.
 (Exact name of Registrant as specified in its charter)

Yukon Territory
(Jurisdiction of incorporation or organization)

1625 Broadway, Suite 330, Denver, Colorado 80202
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,547,158

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes  No

i

GLOSSARY OF TERMS

The following technical terms defined in this section are used throughout this Form 20-F:

(a)     “2-D seismic or 2-D data” means seismic data that is acquired.and processed to yield a two-dimensional cross-section of the subsurface.

(b)     “3-D seismic or 3-D data” means seismic data that is acquired and processed to yield a three-dimensional picture of the subsurface.

(c)     “Adsorption” means the action of a body, as charcoal, in condensing and holding a gas or soluble substance upon its surface.

(d)     “Bbl” means one stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

(e)     “BOE” means barrels of oil equivalent. Oil equivalents are determined using the ratio of six Mcf of gas (including gas liquids) to one Bbl of oil.

(f)     “Coalbed methane” is methane gas produced as a result of the coalification process, whereby plant material is progressively converted to coal, generates large quantities of methane-rich gas which are stored within the coal.

(g)     “Delay rental” means a payment made to the lessor under a non-producing oil and gas lease at the end of each year to continue the lease in force for another year during its primary term.

(h)     “Development well” means a well drilled to a known producing formation in a previously discovered field, usually offsetting a producing well on the same or an adjacent oil and gas lease.

(i)     “Desorption” means the liberation or removal of gas from the surface of adsorbing material.

(j)     “Dry hole” means a well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(k)     “Exploratory well” means a well drilled either (a) in search of a new and as yet undiscovered pool of oil or gas or (b) with the hope of significantly extending the limits of a pool already developed (also known as a “wildcat well”).

(l)     “Farmin” means an agreement which allows a party to earn a full or partial working interest (also knows as an “earned working interest”) in an oil and gas lease in return for providing exploration funds.

(m)     “Farmout” means an agreement whereby the owner of the leasehold or working interest agrees to assign a portion of his interest in certain acreage subject to the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farmout the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and gas payment, offset acreage or other type of interest.

(n)     “Federal Unit” means acreage under Federal oil and gas leases subject to an agreement or plan among owners of leasehold interests, which satisfies certain minimum arrangements and has been approved by an authorized representative of the United States Secretary of the Interior, to consolidate under a cooperative unit plan or agreement for the development of such acreage comprising a common oil and gas pool, field or like area, without regard to separate leasehold ownership of each participant and providing for the sharing of costs and benefits on a basis as defined in such agreement or plan under the supervision of a designated operator.

(o)     “Fee land” means the most extensive interest that can be owned in land, including surface and mineral (including oil and gas) rights.

(p)     “Field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature or stratigraphic condition.

(q)     “Gas” (or “Natural gas”) means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain liquids;

(r)     “Gross acre” means an acre in which an interest is owned. The number of gross acres is the total number of acres in which an interest is owned (see “Net Acre” below).

(s)     “Hydraulic fracturing” means a procedure to stimulate production by forcing a mixture of fluid and proppant (usually sand) into the formation under high pressure. This creates artificial fractures in the reservoir rock, which increases permeability and porosity.

(t)     “Landowner royalty” means that interest retained by the holder of a mineral interest upon the execution of an oil and gas lease which usually amounts to 1/8 of all gross revenues from oil and gas production unencumbered with any expenses of operation, development, or maintenance.

(u)     “Leases” mean full or partial interests in oil or gas properties authorizing the owner of the lease to drill for, produce and sell oil and gas upon payment of rental, bonus, royalty or any of them. Leases are generally acquired from private landowners (fee leases) and from Federal and State governments on acreage held by them.

(v)     “Mcf” is an abbreviation for “1,000 cubic feet”, which is a unit of measurement of volume for natural gas.

(w)     “Methane” means a colorless, odorless, flammable gas, CH4, the first member of the methane series.

(x)     “Net acre” exists when the sum of the fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres.

(y)     “Net-revenue interest” means all of the working interests less all royalties, overriding royalties, non-participating royalties, net profits interest or similar burdens on or measured by production from oil and gas.

(z)     “NYMEX” means New York Mercantile Exchange.

(aa)     “Overriding royalty” means an interest in the gross revenues or production over and above the landowner’s royalty carved out of the working interest and also unencumbered with any expenses of operation, development or maintenance.

(bb)     “Payout” means the point in time when the cumulative total of gross income from the production of oil and gas from a given well (and any proceeds from the sale of such well) equals the cumulative total cost and expenses of acquiring, drilling, completing, and operating such well, including tangible and intangible drilling and completion costs.

(cc)     “Prospect” means a geological area which is believed to have the potential for oil and gas production.

(dd)     “PV-10 value” means the present value of estimated future gross revenue to be generated from the production of estimated net proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated (unless such prices or costs are subject to change pursuant to contractual provisions), without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10 percent. While this measure does not include the effect of income taxes as it would in the use of the standardized measure calculation, it does provide an indicative representation of the relative value of the Company on a comparative basis to other companies and from period to period.

(ee)     “Productive well” means a well that is producing oil or gas or that is capable of production.

(ff)     “Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

(gg)     “Proved reserves” means the estimated quantities of oil, gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

(hh)     “Proved undeveloped reserves” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(ii)     “Recompletion” means the completion for production from an existing wellbore in a formation other than that in which the well has previously been completed.

(jj)     “Reserve life” means expressed in years, represents the estimated net proved reserves at a specified date divided by actual production for the preceding 12-month period.

(kk)     “Royalty” means the share paid to the owner of mineral rights, expressed as a percentage of gross income from oil and gas produced and sold unencumbered by expenses relating to the drilling, completing and operating of the affected well.

(ll)     “Royalty interest” means an interest in an oil and gas property entitling the owner to shares of oil and gas production free of costs of exploration, development and production operations.

(mm)     “Scf” means standard cubic feet.

(nn)     “Undeveloped leasehold acreage” means the leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether such acreage contains estimated net proved reserves.

(oo)     “Working interest” means an interest in an oil and gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner’s royalty, any overriding royalties, production costs, taxes and other costs.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) which represent our expectations or beliefs about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3. of this annual report under the heading, “Risk Factors”, and elsewhere in this annual report. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•	market demand;

•	risks and uncertainties involving geology of oil and gas deposits;

•	the uncertainty of reserves estimates and reserves life;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing; and

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Other sections of this annual report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Our forward-looking statements contained in this annual report are made as of the respective dates set forth in this annual report. Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made. We do not intend to update these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.   Offer Statistics and Expected Timetable.

Not applicable.

Item 3.   Key Information.

Selected Financial Data.

The following is a summary of certain selected financial information for the five most recently completed fiscal years and for certain interim periods as described below. This information has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Canadian GAAP, as applied to us, does not materially differ from U.S. GAAP.

The selected financial data for the fiscal years ended December 31, 2005, 2004 and 2003 was extracted from our financial statements which are contained elsewhere in this annual report. The selected financial data for the year ended December 31, 2002 and for the seven month period ended December 31, 2001 was extracted from our audited financial statements which are not included in this annual report.

	Year Ended December 31,				Seven Months Ended December 31,

	2005	2004	2003	2002	2001

Income Statement Data:
Revenues	$453,135	$20,449	-0-	-0-	-0-
Costs and Expenses	2,458,226	1,082,549	$275,683	$84,419	$120,714
Net (Income) Loss	2,005,091	1,062,100	275,683	87,670	334,215
Net (Income) Loss per Share	$0.05	$0.04	$0.02	$0.01	$0.05

	As at December 31,

	2005	2004	2003	2002	2001

Balance Sheet Data:
Current Assets	$7,990,566	$2,756,745	$20,384	$301	$18,668
Property and Equipment	17,463,269	2,357,601	685,301	99,480	151,733
Total Assets	25,790,316	5,207,486	705,685	99,781	170,401
Current Liabilities	4,411,572	369,008	393,825	88,951	71,745
Long-term Debt	-0-	-0-	-0-	-0-	-0-
Shareholder's Equity	$21,309,671	$4,838,478	$311,860	$10,830	$98,656
Weighted Average Number
of Shares Outstanding	44,447,269	27,696,443	14,373,675	8,076,175	7,886,175

Except where otherwise indicated, all information extracted from or based on the consolidated financial statements of the Company are presented in accordance with US GAAP.

No dividends have been declared in any of the periods presented above.

Capitalization and Indebtedness

Not applicable.

Exchange Rate Information

In this annual report, unless otherwise specified, all dollar amounts are expressed in United States dollars. References in this document to “$” refer to US dollars, unless otherwise specified; and references to “Cdn$” refer to Canadian dollars.

The following tables set forth the high and low rates of exchange for the Canadian dollar, expressed as U.S. dollars per Canadian dollar, for each month during the previous six months and the average of such exchange rates during each of the five most recent years ended December 31, 2005. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the period. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on December 31, 2005 and March 31, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = Cdn$0.8579 and Cdn$0.8568, respectively.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Year Ended December 31,

	2005	2004	2003	2002	2001

End of period	0.8598	0.8300	0.7738	0.6344	0.6285
Average for the period	0.8254	0.7683	0.7139	0.6372	0.6456
High during the period	0.8682	0.8502	0.7738	0.6656	0.6714
Low during the period	0.7876	0.7164	0.6349	0.6175	0.6227

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	October 2005	November 2005	December 2005	January 2006	February 2006	March 2006

High	0.8601	0.8574	0.8682	0.8744	0.8788	0.8833
Low	0.8416	0.8377	0.8524	0.8528	0.8637	0.8530

Reasons for the Offer and Use of Proceeds.

Not applicable.

Risk Factors

We are subject to a number of risks due to the nature of our business and the present state of development of our business. The following factors should be considered:

Risks Relating to the Company

Our operations require significant additional capital, which may not be available to us on acceptable terms, or at all.

The exploration and development of our properties depends on our ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means. The Company’s plan of operation for 2006 contemplates capital expenditures of $30 million for the development of existing properties and anticipated property acquisitions. In February 2006, the Company issued 19,514,268 common shares for net proceeds of $37,138,452. Accordingly, at March 31, 2006 the Company had working capital of approximately $29.5 million, which amount the Company believes is, together with revenues from operations, sufficient to fund its 2006 exploration and development program.

There can be no assurance that we will obtain necessary financing or that any joint venture partner will obtain financing required under the terms of any joint venture agreement into which it enters with us. Our failure to obtain financing on a timely basis or on favorable terms could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed in this annual report. In addition, the failure of any joint venture partner to obtain any required financing could adversely affect our ability to complete the exploration or development of any such joint venture project on a timely basis. See “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.

Our future performance is difficult to evaluate because we have a limited operating history. Because of our historical losses and expected losses in the future, it will be difficult to forecast when we will achieve profitability, if ever.

We have historically incurred losses from operations and have a limited history in the oil and gas business. As at December 31, 2005, we had a cumulative deficit of $5,829,627. We are in the process of developing some of our properties, but most of our properties are in the exploration stage, which means that we are still in the process of determining if the property is economically feasible and that the property is not in the production stage. There can be no assurance that we will successfully implement our business plan or that we will achieve commercial profitability in the future. In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this annual report. As a result, we have little historical financial and operating information available to help you evaluate our performance or an investment in our common stock

Our interests are held in the form of licenses and leases that may terminate.

Our properties are held in the form of licenses and leases, and working interests in licenses and leases. If we or the holder of the license or lease fails to meet the specific requirements of each license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of our licenses or leases or the working interests relating to licenses or leases may have a material adverse effect on our results of operation and business.

Many of our interests are operated by others.

Although we own interests in a large number of properties that are potentially valuable for, or are producing, oil or gas, we do not operate all of these interests. For all of the properties which are operated by others, we are dependent on their decision-making with respect to day-to-day operations over which we have little control.

Our officers and directors may become subject to conflicts of interest.

Certain of our directors and officers may also become directors, officers, contractors, shareholders and/or employees of other companies engaged in oil and gas exploration and development. To the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will declare his interest and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of oil and gas properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. A particular company may assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of the Yukon Territory, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the officers will primarily consider the potential benefits to the Company, the degree of risk to which we may be exposed and its financial position at the time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest. See “Interest of Management in Certain Transactions.”

Our constating documents permit us to issue an unlimited number of shares without shareholder approval.

The Company’s Articles of Continuation permit it to issue an unlimited number of common shares. Subject to the requirements of any exchange on which the Company may be listed, the Company will not be required to obtain the approval of shareholders for the issuance of additional common shares. In 2005, the Company issued 20,671,875 common shares for gross proceeds of $17,935,173. In February 2006 the Company issued 19,514,268 common shares for net proceeds of $37,138,452. The Company anticipates that it will from time to time issue additional Common Shares to provide working capital for future operations. Any further issuances of Common Shares from the Company’s treasury will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our shareholders may experience dilution as a result of our issuance of additional common shares or the exercise of outstanding options.

As at December 31, 2005, there were options outstanding to purchase, in the aggregate, 3,938,500 common shares. See “Options to Purchase Securities from Registrant or Subsidiaries.” Such options, if fully exercised, would constitute approximately 6% of our resulting share capital. The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

We are continued under the laws of the Yukon Territory which may affect the ability of our shareholders to enforce their rights.

We were continued under the laws of the Yukon Territory, Canada, and certain of our directors are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon that director who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We depend on Messrs. Peterson and Catlin for critical management decisions and industry contacts.

We are heavily dependent upon the expertise of Messrs. Peterson and Catlin, and the loss of either of these individuals could have a material adverse effect on us. Neither of these individuals have entered into employment agreements with us. We have obtained “key man” insurance for our management. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel.  See “Management.”

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

Risks Relating to our Industry

The oil and gas industry is subject to significant competition, which may increase costs or otherwise adversely affect our ability to compete.

Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of our properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In our efforts to acquire properties, we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.

Competition for producing properties will be affected by the amount of funds available to us, information available to us and any standards established by us for the minimum projected return on investment. Competition may also be presented by alternative fuel sources and technologies.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

There can be no assurance that we will recover commercial quantities of hydrocarbons in the future. The total cost of drilling, completing and operating wells is uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells. We may have the benefit of insurance, but we may be subject to liability for pollution, blow-outs or other hazards against which we cannot insure or which we may elect not to insure against because of high premium costs or other reasons. The payment of such liabilities may reduce the funds available for drilling and production activities or could result in the loss of property.

Our operations are subject to significant environmental regulation which may increase costs or limit our ability to develop our properties.

We may encounter hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions. We may be subject to liability for pollution and other damages due to hazards which cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect our business or our ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, we must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

Our operations will be subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to operate or result in substantial losses. These risks may not be insurable or we may elect not to obtain insurance if the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

As with most other companies involved in resource exploration, we may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Our revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternate fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the carrying value of our properties, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Local, national and international economic conditions are beyond our control and may have a substantial adverse affect on our efforts. We cannot guard against the effects of these potential adverse conditions.

Our operating results are likely to vary due to seasonal factors. Demand for oil and gas products will generally increase during the winter because they are often used as heating fuels. The amount of such increased demand will depend to some extent upon the severity of winter. Because of the seasonality of our business and continuous fluctuations in the prices of our products, our operating results are likely to fluctuate from period to period. In addition, our federal leases generally include restrictions on drilling during the period of November 15 to April 30. These restrictions are intended to protect big game winter habitat and not to restrict operations or maintenance of production facilities. To the extent that our exploration and drilling program on its federal leases cannot be completed during the period of May 1 through November 14, our drilling program may be delayed.

The title to our properties may be defective.

It is our practice in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. We believe that this practice is widely followed in the oil and gas industry.

Prior to drilling a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the unit within which the proposed oil and gas well is to be drilled. Frequently, as a result of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining an affidavit of heirship or causing an estate to be administered. From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases may be lost.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay production, if any, at the wells. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities.

We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.

Development, production and sale of oil and natural gas are subject to laws and regulations. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

Failure to comply with these laws may also result in the suspension or termination of operations and liabilities under administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations, which could have a material adverse effect on our business, financial condition or results of operations.

Item 4.   Information on the Company.

History and Development of the Company.

Kodiak Oil & Gas Corp. (“us,” “we” or the “Company”) was incorporated as a company on March 17, 1972 in the Province of British Columbia, Canada, under the name “Pacific Talc Ltd.” pursuant to the Company Act (British Columbia). On November 12, 1998, the name of the Company was changed to “Columbia Copper Company Ltd.” and the Company consolidated its share capital on the basis of four old shares for one new share. On September 28, 2001, the Company was continued from British Columbia to the Yukon Territory and the name of the Company was changed to “Kodiak Oil & Gas Corp.” On September 23, 2003 we incorporated a wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. in Colorado. Kodiak Oil & Gas (USA) Inc. was formed to hold all of our US oil and gas properties.

Our head office is located at Suite 330, 1625 Broadway, Denver, CO 80202, phone: 303-592-8075. Our registered and records offices are located at Suite 202-208 Main Street, Whitehorse, Yukon Territory, Y1A 2A9.

We focus primarily on exploring, developing and producing hydrocarbons in the Rocky Mountain Region of the United States. Current management acquired control of the company in early 2001 and advanced the Company by initially acquiring prospect lands in Wyoming. Our initial project was in a coalbed methane project in southwestern Wyoming. At the time, Kodiak did not have sufficient resources to fulfil its drilling commitments. Accordingly, we entered into an agreement with CP Resources LLC (“CP LLC”), a private company that was controlled by Messrs. Peterson and Catlin, directors of the Company, pursuant to which CP LLC agreed to pay for the costs to drill two wells on the Pacific Rim CBM Prospect. Based on the drilling results, Warren Resources, Inc. (“Warren”) entered into an agreement with CP LLC in June 2003 to jointly explore the Pacific Rim Coalbed Methane Prospect. Under the agreement, Warren paid 100% of the first $2,500,000 of exploration expenditures. Subsequent expenditures were paid for in relationship to the parties’ respective working interests. CP LLC’s interest in the agreement and the Pacific Rim Prospect were subsequently assigned to the Company in exchange for the issuance of 1,000,000 common shares of the Company and the delivery of a promissory note in the amount of $264,000, representing 120% of the drilling costs incurred by CP LLC on the Pacific Rim Prospect.

During September 2003, we completed a private placement consisting of 3,857,500 units for net proceeds of $303,590. Each unit consisted of one common share and one-half non-transferable share purchase warrant. One whole warrant entitled the holder to purchase one additional common share at a price of Cdn$0.15 per share for a period of six months from closing, until April 6, 2004. The proceeds of the private placement were used to fund the Pacific Rim Coalbed Methane Project and for general corporate purposes. We also issued a warrant for 370,000 shares exercisable at Cdn$0.115 until September 17, 2004, to Union Securities Ltd. in connection with the offering. All of the warrants were exercised.

In February 2004, we issued 11,428,572 units for net proceeds of $2,972,061. Each unit consisted of one common share and one half common share purchase warrant, with a full warrant exercisable at Cdn$0.50 per share on or before 12 months following closing. We paid a commission of 8% of the subscription proceeds and agent’s warrants equal to 8% of the number of units sold. In August 2004, the Company received proceeds of $2,174,810 from the early exercise of 5,649,286 purchase warrants (total of 5,714,286 warrants outstanding). As an incentive to the warrant holders to exercise six months early, we issued an additional one half common share purchase warrant, or 2,824,643 bonus warrants, for each common share purchase warrant exercised. Each bonus warrant was exercisable at Cdn$1.00 per share. In August 2005, we received $2,137,223 from the exercise of 2,561,618 bonus barrants (263,025 bonus warrants expired). Proceeds from the transaction were used in part to fund our exploration and development program and for working capital and general corporate purposes.

In March 2005, we completed a private placement of 10 million shares, generating net proceeds of $6,707,630. Proceeds from this transaction have been used in part to fund our exploration and development program.

In December 2005, we completed a private placement of 7 million shares in a non-brokered transaction, generating net proceeds of $8,492,475. Proceeds from the offering have been and will continue to be used to fund exploration and drilling programs and for working capital and general corporate purposes.

In February 2006, we completed a private placement of 19,514,268 common shares to a group of accredited investors generating net proceeds of $37,138,452. The proceeds will be used in part to fund exploration and drilling programs and for working capital and general corporate purposes as set forth in 4.B below.

Business Overview

We are engaged in the business of exploration and development of oil and gas properties. Our principal focus is on the exploration and development of oil and gas properties within two producing basins in the Rocky Mountain Region of the United States. We are exploring for natural gas in the Green River Basin in southwestern Wyoming and oil in the Williston Basin in Montana and North Dakota.

The following table sets forth our planned capital expenditures for our principal properties in 2006:

Prospect name	WI	# of Wells	Net Wells	Well Costs	Total Costs

Pacific Rim Almond-Sands	50.0	10	5.00	750,000	3,750,000
Pacific Rim Almond-Coals	50.0	3	1.50	2,000,000	3,000,000
Pacific Rim Ericson	50.0	2	1.00	2,400,000	2,400,000
Vermillion Basin Deep	33.0	2	0.66	5,000,000	3,300,000
Masterson/Shiprock	50.0	4	2.00	800,000	1,600,000
Popskull	33.3	1	0.33	2,400,000	800,000
Acreage					1,150,000

Total Wyoming		22	10.49		$16,000,000
Williston Basin

Mission Canyon	50.0	2	1.00	1,000,000	1,000,000
Red River C	50.0	5	2.50	3,000,000	7,500,000
Bakken	62.5	2	1.25	3,500,000	4,375,000
Acreage					1,125,000

Total Williston		9	4.75		14,000,000

Total Kodiak		31	15		$30,000,000

Leasing and Property Acquisition Activities

As at December 31, 2005, we had several hundred lease agreements representing approximately 124,734 gross acres (77,737 net acres). Our leases are located in the Williston Basin in eastern Montana and western North Dakota and the Green River Basin in southwestern Wyoming. We have focused our leasing activities in areas that are serviced by existing pipeline systems.

The majority of our acreage located in the greater Green River Basin is federal lands administered by the Bureau of Land Management (BLM). Typically these lands are acquired through a public auction and have a primary lease term of 10 years. The US Department of Interior normally retains a 12.5% royalty interest in these lands. Most of our lands in this area are encompassed within federal operating units approved by the BLM that allow for the orderly exploration and development of the federal lands. Generally coalbed methane units require the drilling of a minimum of 5 wells each year in order to maintain the federal unit, whereas exploratory units require the drilling of a minimum of one well per year. In the event these minimum well requirements are not met, the unit will contract to the existing producing well(s) and the remaining acreage will expire within the primary term of the leases. In the event the leases are beyond the primary term, the leases will be given an automatic two year extension. In most cases these federal lands require an annual delay rental of $1.50 per net acre.

Our acreage located in the Williston Basin is primarily fee leases. These leases typically carry a primary term of 3-5 years with landowner royalties of 12.5% to 16.6%. In most cases we obtain “paid up” leases that do not require annual delay rentals.

All of our leases grant us the exclusive right to explore for and develop oil, gas and other hydrocarbons and minerals that may be produced from wells drilled on the leased property without any depth restrictions. Our federal leases generally include restrictions on drilling during the period of November 15 to April 30. These restrictions are intended to protect big game winter habitat and do not restrict operations or maintenance of production facilities.

The following table sets forth the gross and net acres of developed and undeveloped oil and gas leases held by Kodiak as of December 31, 2005.

Location	Undeveloped Acreage(2)		Developed Acreage(1)		Total Acreage

	Gross	Net	Gross	Net	Gross	Net

Green River Basin
Wyoming	69,941	41,289	4,480	1,517	74,421	42,806
Williston Basin
Montana	45,545	32,124	1,300	640	46,845	32,764
North Dakota	2,828	1,767	640	400	3,468	2,167

Acreage Totals	118,314	75,180	6,420	2,557	124,734	77,737

(1)	Developed acreage is acreage assigned to producing wells for the spacing unit of the production formation.
(2)	Undeveloped acreage is lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas.

Substantially all of the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

	Expiring Acreage

Year Ending	Gross	Net

December 31, 2006	2,231	1,753
December 31, 2007	1,600	1,536
December 31, 2008	4,720	1,818

Total	8,551	5,107

In December, 2005, we acquired interests in leases covering approximately 6,600 net acres in the Green River Basin in Sweetwater County, Wyoming. The seller was not affiliated with the Company. The purchase price was $1,450,000 and the transaction was completed in January, 2006. Upon completion of the acquisition, the Company became operator.

In November, 2005, we acquired an additional 25% interest in the Grizzly Prospect, located in McKenzie County, North Dakota for a purchase price of $1,616,081 paid to an unaffiliated seller. In December 2005, we acquired an additional 25% working interest in the Wrangler Prospect, located in Sheridan County, Montana for a purchase price of $1,900,000, also paid to an unaffiliated seller. We also acquired an additional 12.5% interest in the Great Bear Prospect in Divide County, North Dakota for $200,000.

In March, 2006, we acquired 10,629 gross (9,566 net) acres of mineral leasehold in Sweetwater County, Wyoming. The purchase price of $6.9 million was paid to an unaffiliated seller. The lands are located in our Pacific Rim Project area, which is also referred to as our Vermillion Basin properties.

Pipeline Service

Our properties in the Green River Basin are located near existing pipeline systems, owned by operators such as BP and Questar. We believe that these systems have sufficient take away capacity to accommodate our current and anticipated production. Production from our properties in the Williston Basin is stored at the well site in tanks and sold to crude oil buyers who transport the oil by truck to various transportation terminals.

The operator of the Chicken Springs property, Warren Resources, has entered into a Gas Gathering and Processing Agreement with Questar Gas Management Company. Under the agreement, Questar agrees to gather, process and market the gas delivered by Warren to the Questar Vermillion Creek Gas Plant. The agreement has a term of 5 years, at which time it may be terminated by either party on 30 days’ written notice.

Coal Methane Gas Production

CBM production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of CBM wells are quite different from traditional natural gas production wells. Methane gas is created as part of the coalification process. Coals vary in their methane gas content which is defined by the industry as cubic feet of gas per ton of coal. Conventional natural gas wells assume a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap. However, CBM is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coal-bed.

Water completely permeates coal-beds and the natural fracture system or cleats as they are normally referred. In good producing areas the cleats are pervasive throughout the coal-beds. CBM gas, principally methane, is adsorbed onto the grain surfaces of the coal. To produce CBM, the water must be drawn off first, lowering the pressure so that the methane gas will desorb from the coal thus allowing gas to flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head. These cleats are assumed to have been formed during the coalification and uplifting processes. If cleat permeability is adequately developed it may allow commercial quantities of methane gas to be produced from the well. The qualities of productive CBM wells include coal quality, the content of natural gas per ton of coal, thickness of the coal-beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal-bed.

CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time. Because coal-beds have water residing within the cleats the water needs to be withdrawn in order to promote production of the adsorbed gases. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate reaching a peak some months later and then begins to decline. One of the significant issues in CBM production is the disposal of water. The water produced is non-potable and must be disposed of in accordance with all applicable environmental and water quality regulations.

Governmental Regulations

Regulation of Oil and Natural Gas Production   Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability. Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Federal Regulation of Natural Gas.   The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980‘s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B (“Order 636”), that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC’s purposes in issuing the order was to increase competition within all phases of the natural gas industry. The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court has declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

Environmental Matters.

Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, mission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

•	require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;

•	limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighbouring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for wilful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us to significant expenses to modify our operations or could force us to discontinue certain operations altogether.

Organizational Structure.

We have a single subsidiary, Kodiak Oil & Gas (USA) Inc., which is wholly-owned and was incorporated in the State of Colorado.

Property, Plants and Equipment.

Our exploration focus is on two geographic areas within the Rocky Mountain Region. We explore for tight gas sands and other unconventional gas plays, such as coalbed methane, in the greater Green River Basin located in southwestern Wyoming. We explore for oil in the Williston Basin in eastern Montana and western North Dakota. In identifying our prospects existing oil and gas pipeline infrastructure is of critical importance. In most cases, our gas prospects are within a reasonable distance of natural gas pipelines, therefore requiring minimal construction of pipelines to tie into the existing lines. Our oil is mostly transported by trucks and/or pipelines, if available.

Set forth below is a description of our material resource properties and their current state of development:

GREATER GREEN RIVER BASIN—SWEETWATER COUNTY, WYOMING

Our primary leaseholdings in the Greater Green River Basin are located in an area we refer to as the Pacific Rim area or more recently the Vermillion Basin. The area is a geologic region where gas is trapped in various sands, coals, and shales at depths ranging from 2,000 feet to nearly 15,000 feet. As of March 31, 2006 we have accumulated 62,147 gross acres 34,107 net acres in the region and have participated in the formation of five federal exploratory oil and gas units whereby the majority of our lands are included in these federal units. Our exploration program consists of evaluating these potential zones within the different units. Our Pacific Isle CBM project has potential in only the coals as the sands in the area are principally water bearing. Our other lands included within, or contiguous, to the Chicken Springs, Chicken Ranch, Whiskey Canyon, and Horseshoe Basin Units hold the potential for production from the Almond and Ericson sands, the Baxter shales, and the Frontier and Dakota sands.

Vermillion Basin Shallow — Almond Sandstone, Almond Coals and Ericson Sandstone

During 2005 we participated in the drilling of six wells that evaluated the natural gas potential in the Almond and Ericson formations. Two of the three wells drilled in the Chicken Springs Unit were drilled vertically to test the only the Almond sands. One well in the Chicken Springs Unit was drilled horizontally to evaluate the gas potential of the Almond coals. In addition, we participated in two wells in the Chicken Ranch Unit and acreage contiguous to the Unit to evaluate the gas potential of both the Almond and Ericson sands

We believe the property has the potential for over 100 drilling locations based upon 160 acre spacing. However the spacing pattern could be downsized to 80 acre spacing and/or horizontal drilling technology could be utilized to exploit the potential reserves. Further drilling and/or completion activity in these areas have been discontinued until the second quarter of 2006 due to industry winter drilling stipulations particular to BLM leases.

During 2006 we intend to participate in the drilling of up to ten wells to test the Almond and the Ericson Formations. We will have both non-operated and operated wells and our share of drilling and completion costs for the wells is estimated at $8,000,000.

Chicken Springs Unit (Conventional Tight Gas Sandstone and CBM)

We own an interest in 12,873 gross acres within the Chicken Springs Coalbed Methane Gas (“CBM”) Unit, a 19,800 acre federal oil and gas CBM unit that was approved in July 2004. We have a 50% before payout (an approximate 40% after payout) working interest in the 12,873 gross acres. The initial exploratory test, CSFED 14100 SW 29, was drilled to a depth of 6,180 feet to evaluate the natural gas potential of the Almond sandstones and Almond coals during 2004.

The initial exploratory test encountered 24 feet of Almond coals and 114 feet of Almond sands, of which 94 feet showed gas indications. Completion work was completed in three stages. The first stage involved an injection test of the Almond coals in an effort to gain information on the permeability of the coals. The second and third stages included fracture stimulation procedures on the two primary Almond sand zones. A three-mile pipeline was constructed to connect the well to Questar’s transmission facilities. Production from the well commenced in June 2005. Two development wells, CSFED 14100 4-32 and the CSFED 14100 4-29 wells, were drilled during the third quarter of 2005. These wells have been completed and connected to the existing production facilities and sales line. Compression facilities were installed and completed in the fourth quarter of 2005. The wells were connected to compression facilities at that time and are currently producing 500-600 Mcf per day cumulatively.

One mile to the west, the CSFED 14100 2-31H well (50% WI; non-operator) reached total depth on January 8, 2006. Horizontal drilling technology was used to evaluate the potential of the thick Almond coal. Casing was set just above the coals at approximately 6,200 feet and the well reached total measured depth of 7,890 feet. This 16-foot bench of coal is present in the surrounding wells and was tested for gas content in the CSFED 14100 SW29 well. The gas content of the coals was nearly 500 standard cubic feet per ton based upon side wall cores taken from the well. Production liner has been set and the well is currently being flow tested. It has been connected to the Chicken Springs production facilities and production testing will continue.

Chicken Ranch (Conventional Tight Gas Sand Prospect)

We acquired an interest in 7,858 gross acres on our Chicken Ranch Prospect located in Sweetwater County, Wyoming, immediately northeast of our Chicken Springs Project. We entered into an exploration agreement on a 2,240-acre block within the prospect area to jointly evaluate the potential of the Almond and Ericson sands at depths ranging from 8,500 feet to 10,500 feet. We retained a 33.34% working interest in the 2,240 acres. Drilling of the initial test well commenced during the third quarter of 2005 and production casing has been set to 8,684 feet. Completion work was suspended during the fourth quarter of 2005 due to lease stipulations. The Almond and Ericson sands produce in the immediate area in our Chicken Springs Prospect as well as the Trail Canyon Field to the south. The well is a one mile offset to a well drilled in 1982 that was completed in the Ericson sands and tested at a rate of 750 mcf gas per day. The well was plugged and abandoned due to the lack of pipeline infrastructure and low natural gas prices.

In February 2006 we acquired additional interests within the Chicken Ranch Unit and in contiguous lands. We acquired an approximate 90% working interest in 10,629 gross acres (9,566 net acres).

Vermillion Basin Deep-Gas Project – Baxter Shale and Frontier and Dakota Sandstone

Chicken Springs, Chicken Ranch, Whiskey Canyon, Horseshoe Basin Units

During 2005 the Vermillion Basin area saw six wells drilled by another company that evaluated the deeper natural gas potential of the Baxter shales, Frontier sands, Mowry shales, and Dakota sands at depths ranging to approximately 14,000 feet. Based upon the results from those wells additional drilling has occurred in 2006. The prospective zones are present over a very large geologic area and include our acreage positions in this area, with the exception of our acreage in the Pacific Isle CBM project. Based upon early exploration work, the current production drainage projections would require well spacing of a maximum of 40 acre spacing. While the total prospective productive area is unknown at this time, it has the potential to encompass much of our acreage estimated at 28,337 net acres. Based upon a 40 acre spacing pattern we have the potential for over 700 locations. Permitting procedures are in process for two wells on our Vermillion Basin acreage in Sweetwater County, Wyoming. We anticipate having an approximate 35%-50% working interest in the two wells that will evaluate the potential of the developing deep-gas play in the Baxter Shale and Frontier sandstone at a proposed total depth of 14,000 feet. We anticipate that we will spud the initial test well in the summer of 2006. We expect to spud the second well in the fall of 2006. We estimate that our share of drilling and completion costs for these wells will be $4,500,000.

Coalbed Methane

Pacific Isle Coalbed Methane (CBM) Gas Unit

We own a 20% working interest, 16% net revenue interest, in the Pacific Isle Coalbed Methane Gas (“CBM”) Unit. The CBM Unit is being developed on a 160 acre spacing pattern designed to dewater the coals. The water is being re-injected into the Ericson sandstone below the coals. 15 wells have been drilled, completed and hooked up to production facilities. One of the wells has been completed in an Almond sand providing gas to run the production facilities during the early production stages, which has significantly reduced the operating costs.

The working interest owners have completed an Environmental Assessment (“EA”) that encompasses the lands within the Pacific Isle CBM Unit. The EA, approved by the Bureau of Land Management (“BLM”) in September 2004, streamlines the permitting procedures for the development locations and addresses environmental concerns. A three-mile pipeline has been constructed from the production facilities to an existing pipeline that connects to a main Questar Pipeline. Compression facilities have been installed and gas sales commenced during the third quarter of 2005. We believe that our current Pacific Isle CBM Unit lease holdings have the potential for 80 locations based upon 160 acre spacing. Ultimately the spacing could be downsized to 80 acres spacing and/or horizontal drilling technology could be utilized to exploit the potential reserves. Warren is the operator and owns the remaining 80% working interest.

The federal unit requires the drilling of five wells each twelve month period. The operator, however, receives the benefit of cumulative drilling. Drilling permits have been obtained for eleven additional locations and the extent of development work for 2006 will be determined at a later date. If the five wells are not drilled in 2006, the Unit would be contracted down to the existing locations.

The initial rates of gas produced from the coalbed wells are typically modest and the production rates increase during the dewatering phase. Gas production steadily rises, usually over the course of the first three to five years in the life of the well and then slowly decreases over a lifespan that often exceeds 20 years.

Other Wyoming Prospects
Frontier and Muddy Formations

Masterson /Shiprock Prospects

We have a 70% working interest, 57% net revenue interest, in 6,416 gross acres. The initial test well was drilled and cased to a depth of 6,970 feet in January 2005 to test the Second Frontier and the lower Muddy sandstone. During drilling operations, three porous sands were encountered in the Second Frontier Formation at a depth of 6,234 to 6,288 feet. The Muddy sandstone was tested at non-commercial rates and plugged off. The Second Frontier was completed in June 2005. Production from the well commenced in August 2005. We intend to drill one offset to this well in 2006.

We are seeking permits to drill wells at additional locations in the same geologic region and intend to participate in the drilling of up to three wells in 2006. Our share of the drilling and completion costs is estimated to be approximately $1,600,000.

WILLISTON BASIN — EASTERN MONTANA AND WESTERN NORTH DAKOTA

Great Bear Prospect

The Great Bear Prospect is located along the northwest flank of the Williston Basin in Divide County, North Dakota. The main reservoir objective is porous dolomite in the Ordovician Red River Formation. The Red River Formation produces oil and natural gas from structural and stratigraphic traps in the area of interest. In the Great Bear Prospect we intend to utilize new horizontal drilling technology to more effectively develop a stratigraphically trapped hydrocarbon accumulation. Vertical wellbores have produced commercial volumes of oil from the Red River Formation in the Great Bear Prospect area. However, we expect that horizontal lateral bore holes may increase the recovery efficiency from the productive interval.

We have acquired an interest under approximately 18,600 gross acres on the Great Bear Prospect. The Pederson well on our Great Bear Prospect in Divide County, North Dakota reached total depth on January 22. The horizontal well was drilled to an approximate vertical depth of 10,600 feet and a total measured depth of 14,725 feet to test the Red River C Formation. Based upon sample shows recovered during drilling, production liner has been set and completion work continues. The well is a direct offset to a vertical well drilled in 1984 with cumulative production of 173,000 barrels of oil and is currently producing approximately 20 BOPD. It is expected that the horizontal drilling technology will improve the recovery efficiency of the productive interval. We operate the well and have a 43.75% working interest. Completed well costs were approximately $1,531,250 net to the Company’s working interest. The Bakken Formation is a secondary objective in the Project area and produces in the general area.

Approximately three miles east of the Pederson well, we have completed drilling of the Nielsen #14-12 well (50% WI; operated by Kodiak) that was drilled to a vertical depth of 10,750 feet to evaluate the Red River C Formation. Completion work continues at this time. Completed well costs are approximately $1,274,500 to our 50% working interest.

Wrangler Project

We own a 50% working interest in the Wrangler Project located in Sheridan County, Montana encompassing approximately 8,400 gross acres. The Project includes two prospects that evaluated the potential of the Mission Canyon Formation. The initial test well on the Lowell Prospect (State #8-16) was drilled to a depth of 7,700 feet. The well encountered 13 feet of porosity and was placed on production in early September 2005. We have completed drilling of three 160 acre offsets (State #6-16), (State #10-16) and (Christensen Trust 15-9). Current field production from the four wells is approximately 400 barrels of oil per day (BOPD). We have begun permitting procedures for two additional development drilling locations in 2006. Our share of drilling and completion for the two wells is estimated to be approximately $1,000,000.

Further to the west, the North Wrangler Prospect was drilled during 2005 resulting in a plugged and abandoned well. However, based upon the drilling results the Mission Canyon will be further evaluated at a later date though seismic acquisition or further drilling. Additionally, the Red River Formation is a secondary objective in the Project area and has been productive in nearby wells. We are currently seeking permits to cover a 3-D seismic program for the area. If we obtain the permits as we expect, we would expect to have the seismic work completed by third quarter of 2006. Drilling activity could follow in late 2006 if the seismic work and other geologic information support that decision.

Grizzly Prospect

We own a 62.5% working interest in 3,474 acres in McKenzie County, North Dakota. The lands are located in western McKenzie County, North Dakota near the Montana border and part of the Middle Bakken horizontal oil play. Our acreage has been directly offset to the north with two multi-lateral wells that are currently producing from the Bakken Formation.

The Middle Bakken horizontal oil play in eastern Montana and western North Dakota has resulted in the discovery of one of the largest onshore oil fields found in recent years in the continental United States. The Middle Bakken pay zone is a Devonian silty dolomite sandwiched between the Upper Bakken Shale and either a thin lower Bakken shale or the Three Forks Formation. The zone is generally produced with from one to three 4,000-5,000-foot horizontal laterals or occasionally one longer 8,000-9,000-foot lateral. Completed well costs range from $3.5 million to $4.0 million, depending upon the amount of lateral. To date, the most common completion practice is to complete two laterals open hole with large gelled water sand fracs. Current drilling operations are evaluating the use of three laterals per 640 acres and slick water frac technology.

We are currently drilling the initial test well on our acreage and the well should reach total depth in 30 days. The well is expected to be drilled to an approximate vertical depth of 10,600 feet, with multilateral legs for total measured depth of approximately 22,000 feet to test the oil-prone Bakken Formation. Approximately two miles to the west, we are seeking permits to the Grizzly Federal #4-11H well (62.5% WI; operated by Kodiak) which the Company plans to drilled immediately following the Kodiak Grizzly #13-6H well. We are the operator of the property. Our share of the costs for drilling and completing the two completed wells is estimated to be $4,400,000.

Reserves

The reserve estimates at December 31, 2005 presented below were reviewed by Sproule Associates Inc. All reserves are located within the continental United States. The reserve estimates are developed using geological and engineering data and interests and burdens information developed by the Company. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas, and other factors. The notes following the table should be read in connection with the reserve estimates.

As of December 31, 2005

Proved Developed Oil Reserves (MBbls)	309.4
Proved Undeveloped Oil Reserves (MBbls)	212.3
Total Proved Oil Reserves (MBbls)	521.7
Proved Developed Gas Reserves (MMcf)	1,828.6
Proved Undeveloped Gas Reserves (MMcf)	1,006.6
Total Proved Gas Reserves (MMcf)	2,835.2
Total Proved Gas Equivalents (MMcfe)(3)	5,935.4
Present Value of Estimated Future Net Revenues Before
Income Taxes, Discounted at 10%(M$)(2)	$ 18,157.0
Present Value of Estimated Future Net Revenues After
Income Taxes, Discounted at 10%(M$)(4)	$14,202.80

(1)	The Company's annual reserve reports are prepared as of the last day of the Company's fiscal year.
(2)	The present value of estimated future net revenues as of each date shown was calculated using oil and gas prices being received by each respective property as of that date. The average prices utilized for December 31, 2005 were $8.11 per Mcf and $57.57 per barrel of oil.
(3)	Oil is converted to Mcf of gas equivalent at one barrel equals 6,000 cubic feet.
(4)	The Present Value of Estimated Future Net Revenues After Income Taxes, Discounted at 10%, is referred to as the "Standardized Measure," as described in Note 10 to the Company's financial statements.

Reference should be made to the supplemental oil and gas information included in this Form 20-F for additional information pertaining to the Company’s oil and gas reserves as of the end of the fiscal year.

Production

The following table sets forth oil and gas production from our net interests in producing properties for the year ended December 31, 2005

Year Ended December 31, 2005

Oil (Bbls)	2,699
Gas (MMcf)	31,751
Average sales price per Bbl	$ 51.89
Average sales price per Mcf	$ 7.11

Drilling Activity

All of our drilling activities are conducted on a contract basis with independent drilling contractors. We do not own any drilling equipment. The following table sets forth the number and type of all wells which we drilled as of December 31, 2005.

	2005

	Gross	Net

Development:
Oil	3	1.50
Gas	2	1.00
Non-Productive	0	0
Exploratory:
Oil	2	1.00
Gas	4	1.48
Non-Productive	1	0.33

Total	12	5.32

Item 4A.   Unresolved Staff Comments.

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

Overview of the Company

General Overview

Kodiak Oil & Gas Corp. is a public company listed on the TSX Venture Exchange, under the trading symbol “KOG”, with its corporate headquarters located in Denver, Colorado. We are an independent energy company focused on the exploration, exploitation, acquisition and production of natural gas and crude oil in the United States. Our oil and gas reserves and operations are concentrated in two Rocky Mountain Basins, including the Greater Green River and the Williston Basins. We are exploring for natural gas in the Green River Basin in southwestern Wyoming and oil in the Williston Basin in Montana and North Dakota. Our corporate strategy is to grow through the drilling of prospects. To this end, we have developed a balanced portfolio of proved reserves, development drilling opportunities and non-conventional gas prospects.

As of December 31, 2005, we had estimated proved reserves of 6.0 BCFE, with a PV-10 value of $18.2 million. Our reserves are 79% proved developed and are comprised of 48% natural gas and 52% crude oil. The fiscal year ended December 31, 2005 marked the first year that we recorded natural gas and crude oil reserves.

Results of our operations and financial conditions are significantly affected by oil and natural gas commodity markets, which can fluctuate dramatically. In 2005, oil and gas producers benefited from high oil and gas commodity prices. Increased prices of natural gas were caused by several conditions, including a finite storage capacity in North America, a limited import market and fluctuations in domestic demand created by weather conditions. Oil price fluctuations are more closely related to global events as opposed to domestic events, although the inability to increase supply domestically continues to be a factor. The global conditions that affect the price of oil include a continuing increase in demand from the global economy, political instability in parts of the world, and a decrease in excess of worldwide production capacity.

Overview of 2005

2005 marked the first revenues from the sale of natural gas and crude oil in the history of the Company. For the twelve month period ended December 31, 2005, we closed on $17,935,173 of financings through the issuance of common stock. The proceeds have and will primarily be used to finance our drilling operations and to acquire additional oil and gas leaseholds. As of December 31, 2005, we held a working interest under 124,734 gross acres and 77,737 net acres located in Wyoming, Montana and North Dakota.

Our share of acquisition and exploration costs on oil and gas properties was $15,160,609 for the year ended December 31, 2005. This represents a 900% increase over the $1,672,300 spent during the year ended December 31, 2004. We participated in the drilling of 12 gross (five net) wells during 2005. Seven of these wells were completed as producing wells, four wells are still being evaluated through production tests, and one exploration well was plugged and abandoned.

In 2005 oil prices rose to record levels as the demand for oil was impacted by the growing economies of China and India, as well as from a recovering US economy, as well as the negative impact of Hurricanes Katrina and Rita which adversely impacted U.S. refining capacity and production in the Gulf of Mexico and certain onshore locations. Spot market prices reflected worldwide concerns about producer ability to ensure sufficient supply to meet increasing demand amid a host of uncertainties caused by weather-related destruction, political instability, a weaker US dollar and crude oil refining constraints. Average natural gas prices for the year were at an all-time high due to supply and transportation constraints, weather–related lost production and continuing strong demand for natural gas in domestic markets resulting from an improving economy and the effect of high oil prices have on natural gas demand. New York Mercantile Exchange (NYMEX) prices for the year averaged $8.55 MMBtu and $56.56 per Bbl. At December 31, 2005, the 12-month NYMEX strip was $63.18 per Bbl for oil and $8.11 per MMBtu for gas. As of March 31, 2006 these same prices were $62.69 per Bbl for oil and $7.12 per MMBtu for gas. We receive a lower price for our gas production than what is posted on the NYMEX strip. The price differential received for our gas in the Rocky Mountain Region was $2.72 at December 31, 2005 and $1.30 as of March 31, 2006. We also receive lower prices for our oil production in the Williston Basin than what is posted on the NYMEX strip. The price adjustment received was $5.40 at December 31, 2005 and $13.30 at March 31, 2006. These adjustments include transportation, gravity adjustment and price differential.

Outlook for 2006

We believe that oil and gas prices will remain volatile during 2006 but marked by upward pressure resulting from the international political situation and continuing pressure from growing economies in the Far East and elsewhere. While we have attractive prospects to drill, our ability to grow could be adversely affected by the potential shortage of qualified crews to work on drilling rigs. We have felt the impact of escalating rig and other service costs.

We have adopted a capital expenditure budget of $30 million for 2006. We intend to spend $27.7 million of our budget on exploration and development of our properties that we have acquired over the past two years with $2.3 million allocated to additional land acquisition. Our $30 million budget is allocated among our core areas as follows:

•	Pacific Rim/Vermillion Basin—We plan to participate in approximately 17 wells in this area of the Greater Green River Basin in southwestern Wyoming with total capital expenditures of $12.5 million. This exploration and development work will include the drilling of wells to develop the shallow

Almond and Ericson formations in the coals and the sands. We intend to exploit the potential of these reservoirs through both vertical wellbores and utilizing horizontal drilling technologies. We are planning to participate in the drilling of at least two wells to evaluate the natural gas potential of the deeper Baxter shale and Frontier sandstone in this area. These wells are expected to reach a total depth of 14,500 feet and cost $4 to $6 million dollars to drill and complete to 100% working interest.

•	Other Wyoming prospects—We are planning to participate in the drilling of five additional wells with total capital of $2.4 million as our share of these well costs. Most of these wells are located in the Greater Green River Basin and will evaluate the natural gas potential of the Frontier formation at depths of 7,000-8,000 feet.

•	We are planning to participate in approximately nine wells in the Williston Basin (Montana and North Dakota) in 2006 with total capital of $12.8 million. The planned capital expenditures will be allocated between our prospects were we are developing oil reserves from the Bakken, Red River and Mission Canyon formations.

•	We acquired a 90% working interest in 10,629 gross acres (9,566 net) in lands contiguous to our Pacific Rim projects (also known as the Vermillion Basin) for $6.9 million in March 2006. Our first well to evaluate the Baxter shale and Frontier sandstone will be located on these recently acquired lands and we intend to commence drilling operations in late second quarter 2006.

Critical Accounting Policies and Estimates

Financial statements have been prepared on a going concern basis. As at December 31, 2005, we have accumulated losses of $5,829,627 since inception and we have yet to achieve profitable operations. Our ability to continue as a going concern is dependent upon our success in generating profitable operations in the future and/or to obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principals in the United States requires management to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a summary of the significant accounting policies and related estimates that affect our financial disclosures.

Oil and gas reserves

Estimated reserve quantities and the related estimates of future net cash flows are the most important estimates for an exploration and production company because they affect the perceived value of our company, are used in comparative financial analysis ratios, and are used as the basis for the most significant accounting estimates in our financial statements which include the periodic calculation of depletion, depreciation and impairment for our proved oil and gas properties. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. Future cash inflows and future production and development costs are determined by applying benchmark prices and costs, including transportation, quality and basis differentials, in effect at the end of each period to the estimated quantities of oil and gas remaining to be produced as of the end of that period. Expected cash flows are reduced to present value using a discount rate that depends upon the purpose for which the reserve estimates will be used. For example, the standardized measure calculation required by SFAS No. 69, Disclosures about Oil and Gas Producing Activities, requires a 10% discount rate to be applied. Although reserve estimates are inherently imprecise, and estimates of new discoveries and undeveloped locations are more imprecise than those of established proved producing oil and gas properties, we make considerable effort to estimate our reserves, including the use of independent reserves engineering consultants. We expect that periodic reserve estimates will change in the future as additional information becomes available or as oil and gas prices and operating and capital costs change. We evaluate and estimate our oil and gas reserves as of December 31 of each year and at other such times throughout the year that seem appropriate. For purposes of depletion, depreciation, and impairment, reserve quantities are adjusted at all interim periods for the estimated impact of additions and dispositions. Changes in depletion, depreciation or impairment calculations caused by changes in reserve quantities or net cash flows are recorded in the period that the reserves estimates change.

Impairment of Long-lived Assets

Our property and equipment is recorded at cost. The cost of the Company’s unproved properties is withheld from the depletion base as described above, until such a time as the properties are either developed or abandoned. These properties are reviewed periodically for possible impairment. An impairment allowance is provided on unproved property when we determine that the property will not be developed or the carrying value will not be realized. We evaluate the realizability of our proved properties and other long-lived assets whenever events or changes in circumstances indicate that impairment may be appropriate. Our impairment test compares the expected undiscounted future net revenue from a property, using escalated pricing, with the related net capitalized costs of the property at the end of each period. When the net capitalized costs exceed the undiscounted future net revenue of a property the cost of the property is added to the full cost pool.

Revenue Recognition

Our revenue recognition policy is significant because revenue is a key component of our results of operations and our forward-looking statements contained in our analysis of liquidity and capital resources. We derive our revenue primarily from the sale of produced natural gas and crude oil. We report revenue as the gross amounts we receive before taking into account production taxes and transportation costs, which are reported as separate expense. Revenue is recorded in the month our production is delivered to the purchaser, but payment is generally received 30 and 90 days after the date of production. At the end of each month, we make estimates of the amount of production delivered to the purchaser and the price we will receive. We use our knowledge of our properties, their historical performance, the anticipated effect of weather conditions during the month of production, NYMEX and local spot market prices and other factors as the basis for these estimates. Variances between our estimates and the actual amounts received are recorded in the month payment is received.

Asset Retirement Obligations

We are required to recognize an estimate liability for future costs associated with the abandonment of our oil and gas properties including (without limitation) the costs of reclamation of our drilling sites, storage and transmission facilities and access roads. We base our estimate of the liability on our historical experience in abandoning oil and gas wells projected into the future based on our current understanding of federal and state regulatory requirements. Our present value calculations require us to estimate the economic lives of our properties, assume what future inflation rates apply to external estimates as well as determine what credit adjusted risk-free rate to use. The statement of operations impact of theses estimates is reflected in our depreciation, depletion and amortization calculations and occurs over the remaining life of our oil and gas properties.

Stock-based compensation

We have historically accounted for stock-based compensation under the provisions of SFAS No. 123. This statement requires us to record expense associated with the fair value of stock-based compensation. We currently use the Black-Scholes option valuation model to calculate stock based compensation.

Oil and Gas Properties – Full-cost method of accounting

The Company follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost center referred to as a full cost pool. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, we perform a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves, plus the cost, or estimated fair value if lower, of unproved properties. Should capitalized costs exceed this ceiling, an impairment would be recognized.

Foreign Currency Fluctuations

Monetary items denominated in a foreign currency, other than U.S. dollars, are converted into U.S. dollars at exchange rates prevailing at the balance sheet date. Foreign currency denomination revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations. See “Risk Factors.”

A.   Operating Results.

Fiscal Year Ended December 31, 2005 as Compared to Fiscal Year Ended December 31, 2004

We recorded revenues of $453,135 during 2005 compared to $20,449 during 2004. Oil and gas revenues accounted for $365,580 of the 2005 revenues and resulted from the sale of 2,699 bbls of oil and 37,751 Mcf of natural gas at an average price of $51.89 per bbl and $7.11 per Mcf. Interest income increased $67,106 during 2005 compared to 2004 primarily due to higher average cash and cash equivalent and short term investment balances during 2005, relating primarily to proceeds from our financing activities. We anticipate that our revenues will increase significantly during our 2006 fiscal year because our wells will be on production for a full year. We also expect to put additional wells on production during 2006. While we cannot predict the prices we receive for our oil and gas production, we anticipate commodity prices remaining at similar levels as we experienced in 2005.

We recorded oil and gas production expenses of $201,885 during 2005 that were the result of placing wells on production. We anticipate that our oil and gas production expenses will increase significantly during 2006 because of our expanding operating activity. We also expect increasing costs of oil field operations that will result in significantly greater expenses for drilling rigs and oil field services.

General and administrative expenses increased $865,157 during 2005 as compared to 2004. The increase in these expenses is primarily due to additional salary expense and office overhead associated with our increased operational level (our staff increased from five to eight); shareholder relations costs as we continued to increase our exposure to the US markets; and stock based compensation ($541,111) related to the issuance of stock options to employees. The remaining increase in our general and administrative expenses is due to the fluctuation in numerous other expenses that reflect the increased level of activity, none of which are individually significant. We anticipate that our general and administrative expenses will increase during 2006 as we will most likely require additional staff to meet our operating needs.

Fiscal year ended December 31, 2004 as compared to fiscal year ended December 31, 2003

During the year ended December 31, 2004, we began to evaluate and develop additional gas prospects in southwestern Wyoming and to expand our operations into the Williston Basin in Montana and North Dakota. We incurred $399,758 for the acquisition of lands and $1,272,542 for the exploration and development of the properties during the period ended December 31, 2004. This compares to $263,415 and $322,406 for the same expenditures for the year ended December 31, 2003. General and administrative expenses increased significantly as we increased staff from two to five in September 2004 and increased our activity level after the closing of the private placement in February 2004 and the exercise of warrants in August 2004.

Our net loss from operations for the year ended December 31, 2004 was $1,062,100, compared with a losses of $275,683 for the year ended 2003. The net loss before depreciation and gain on foreign currency exchange in 2004 was $1,117,003, compared to $273,185 in 2003, including stock based compensation charges of $411,238 and $93,289 for the years ended December 31, 2004 and 2003, respectfully. The increased loss was the result of the increased level of activity and the additional staff employed in September 2004.

Fiscal year ended December 31, 2003 as compared to Fiscal year ended December 31, 2002

Our level of activity greatly increased during the year as we progressed into the production and development stages of the Pacific Rim Prospect. During the twelve-month period ended December 31, 2003, we paid management fees of $76,950 and paid $27,000 for office expenses to CP Resources LLC compared to $19,109 and $16,198, respectively for the year ended December 31, 2002. The increase in office expense is due primarily to our assumption of a greater share of the monthly office rent as our activity increased. Office rent for the period ended December 31, 2003 was $18,900 compared to $11,465 for the same period ended December 31, 2002. General and administrative expenses for the period ending December 31, 2003 included $23,467 for investor relations compared to $4,062 for the same period ending December 31, 2002. We entered into an investor relations agreement in August 2003 with a third party. The agreement requires us to pay Cdn$5,000 per month plus expenses and can be cancelled by either party with 30 days written notice.

Our net loss from operations for the year ended December 31, 2003 was $275,683, compared with a losses of $87,670 for the year ended 2002. The net loss before depreciation, stock-based compensation and gain on foreign currency exchange in 2003 was $179,896, compared to $84,419 in 2002. The increased loss was the result of the increased level of activity.

B.   Liquidity and Capital Resources.

As of December 31, 2005, we had working capital of $3,578,994 and no long term debt.

In February 2006, we issued 19,514,268 shares of common stock in private placement that resulted in net proceeds of $37,138,452.

Our cash flow has increased following completion of drilling operations on certain projects and connection of those wells to sales lines and the sale of our oil production to crude oil buyers. However, revenues from operations are not expected to generate sufficient cash to fund our operations in the near future. We currently do not have a line of credit or other sources of debt financing.

We own depleting assets. In order to sustain our projected growth levels, we will have to successfully invest capital into new projects and acquisitions. The following analysis and discussion includes our assessments of market risk and possible effects of inflation and changing prices.

Our principal sources of liquidity are sales of equity securities and cash generated by sales of gas and oil. These sources can be impacted by the general condition of our industry and by significant fluctuations in oil and gas prices, operating costs and volumes produced. We have no control over the market prices for oil and gas. A decrease in market prices would reduce expected cash flow from operating activities and historically the resulting decreases in market prices have limited our industry’s access to the capital markets. The availability of capital has a high correlation to overall commodity prices. Our current cash on hand is adequate to fund our exploration and development program for 2006. If additional development or acquisition opportunities arise that exceed our currently available resources, we may consider other forms of financing, including the public offering or private placement of equity or debt securities. We do not currently have any credit facility in place.

We use cash for the acquisition, exploration and development of oil and gas properties and for the payment of debt obligations, trade payables and general and administrative expenses. Since inception of the Company through to December 31, 2005, we have not had adequate revenues from operations to cover our general and administrative expenses. We recorded our first revenues from the sale of oil and gas during the second half of 2005 and we expect that these revenues will continue to grow during 2006, which should cover our general and administrative expenses. Expenditures for exploration and development of oil and gas properties are the primary use of our capital resources. We anticipate spending approximately $30 million for capital and exploration expenditures in 2006. We regularly review our capital budget to reflect changes in current and projected cash flows and acquisition opportunities.

We believe that we have sufficient capital, including cash on hand and internally generated cash flow to fund our planned operations, drilling and acquisition expenditures for 2006. However, subject to the results of our drilling program it is possible that we would need to raise additional capital for 2007. We will consider several options for raising additional funds such as entering into a revolving line of credit, selling securities, farm-out agreements or similar arrangements. Any financing obtained through the sale of securities will likely result in substantial dilution to the Company’s shareholders.

C.   Research and Development, Patents and Licenses, etc.

As an exploration stage natural resource company, we do not normally engage in research and there were no development activities, and research and development expenditures made in the last three fiscal years.

D.   Trend Information.

Our industry has experienced a significant increase in the cost of drilling rigs and related oil field services. Drilling rigs have been very difficult to contract and we cannot be assured that we can secure third party contracts. Commodity prices are at or near all time levels and we cannot be assured that they will continue at these levels. It is very difficult to assure that we can retain qualified employees during a very competitive period in the industry. Some or all of these situations are likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.   Off balance sheet arrangements

We have no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.   Tabular disclosure of contractual obligations

The following table lists as of December 31, 2005 information with respect to our known contractual obligations.

	Payments due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Obligations-Office Facilities	$335,500	$69,500	$148,900	$117,100	—

The Company has not included asset retirement obligations as discussed in Note 2 of the accompanying financial statements, as the Company cannot determine with accuracy the timing of such payments.

G.   Safe Harbor.

See “Note Regarding Forward-Looking Statements.”

Item 6.   Directors, Senior Management and Employees.

Directors and Senior Management.

The following table lists as of March 31, 2006 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment	Age
Lynn E. Peterson - Denver, Colorado	Director, President & CEO	November 2001	53
James A. Catlin - Denver, Colorado	Director, Vice-President & COO	February 2001	59
Rodney D. Knutson - Denver, Colorado	Director	March 2001	63
Hugh J. Graham - Burnaby, BC Canada	Director	December 1998	56
Herrick K. Lidstone, Jr. - Denver, Colorado	Director	March 2006	56

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Lynn A. Peterson has served as a Director of the Company since November 2001, and President and CEO since July 2002. Mr. Peterson has over 25 years of industry experience. Mr. Peterson was an owner of CP Resources, LLC, an independent oil and gas company since 1986. Mr. Peterson served as Treasurer of Deca Energy from 1981 to 1986. Mr. Peterson was employed by Ernst and Whinney as a certified public accountant prior to this time. He received a B.Sc. degree in Accounting from the University of Northern Colorado in 1975. Mr. Peterson is primarily responsible for the financial activities of the Company. Mr. Peterson oversees the Company’s exploration program in conjunction with Mr. Catlin.

James E. Catlin has served as Director of the Company since February 2001 and Vice President and COO since July 2002. Mr. Catlin has over 30 years of geologic experience, primarily in the Rocky Mountain Region. Mr. Catlin was an owner of CP Resources LLC, an independent oil and gas company since 1986. Mr. Catlin was a founder and Vice-President of Deca Energy from 1980 to 1986 and worked as a district geologist for Petroleum Inc. and Fuelco prior to this time. He received a B.A. and Masters degree in geology from the University of Northern Illinois in 1973. Mr. Catlin is responsible for supervising the development of the exploration projects and the drilling activities related to these projects. Mr. Catlin oversees the Company’s exploration program in conjunction with Mr. Peterson.

Rodney D. Knutson, has served as a Director of the Company since March 2001. Mr. Knutson is an Attorney at Law in a private practice and over 30 years experience working with oil, gas and mining companies. Mr. Knutson has been in private practice over the past ten years. Mr. Knutson has a B.E.E. (1965) from the University of Minnesota and a J.D. (1972) from the University of Denver. Mr. Knutson is a past president of the Rocky Mountain Mineral Law Foundation.

Hugh J. Grahamhas served as a Director of the Company since December 1998.  Mr. Graham is the President and CEO of the Murex Corporation located in Vancouver, Canada.   Mr. Graham is the past President of Hunter Douglas

(Canada) Inc., the Canadian division of the international conglomerate and smelter of aluminum.  Mr. Graham currently serves on the board of three International corporations.

Mr.  Lidstone has served as a Director of the Company since March 2006. Mr. Lidstone is an Attorney at Law in Denver and is currently with Burns, Figa & Will, P.C., where he emphasizes a practice in corporate/securities law, dealing frequently with mergers and acquisitions, finance transactions, and private and public security offerings.

Mr.  Lidstone currently serves on the Securities Board for the Department of Regulatory Agencies in Colorado. He has been Adjunct Professor of Law at the University of Denver and has taught continuing education courses for the National Business Institute. He has numerous legal publications and presentations to his credit. Mr. Lidstone received an A.B. degree from Cornell University in 1971 and a J.D. degree from the University of Colorado School of Law in 1978.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

Compensation.

We have two Executive Officers: Lynn A. Peterson, President and Chief Executive Officer, and James E. Catlin, Chief Operating Officer, Vice-President and Secretary. Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position and Country of Residence	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation($)

Lynn A. Peterson	2005	150,000	50,000	Nil	250	nil	nil	nil
President, CEO	2004	93,000	15,000	Nil	425	nil	nil	nil
USA	2003	nil(1)	nil	nil(2)	468	nil	nil	nil
	2002	nil(1)	nil	nil (2)	225	nil	nil	nil

James E. Catlin	2005	150,000	50,000	nil	250	nil	nil	nil
Chairman of the	2004	93,000	15,000	nil	425	nil	nil	nil
Board, Secretary,	2003	nil (1)	nil	nil(2)	468	nil	nil	nil
USA	2002	nil(1)	nil	nil(2)	225	nil	nil	nil

(1)	Management fees in the amount of US$6,412 per month in 2003 (US$1,600 per month in 2002) were paid to CP Resources LLC, a private company wholly-owned by Mr. Catlin and Mr. Peterson.
(2)	Office expenses of US$1,500 per month in 2003 (US$1,400 per month in 2002) were paid to CP Resources LLC for rent, telephone and office expense.

We do not provide any pension, retirement plan or other remuneration for our directors or officers, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in our most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the Board of Directors.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Our Board of Directors has established an audit committee, the members of which are Messrs. Lidstone, Graham and Knutson. The audit committee meets with the Registrant’s independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant’s financial statements and related reporting matters prior to the submission of the financial statements to the Board. Mr. Lidstone is chairman of this committee.

The audit committee meets as often as it determines, but not less frequently than quarterly. The committee reviews all financial statements prior to the submission of those statements to the Board of Directors for approval. In addition, the committee meets with the independent auditors at least on an annual basis to review and discuss the audit of the Registrant’s financial statements. The audit committee pre-approves all the audit engagement terms and all non-audit services. Certain services are pre-approved by the audit committee on an annual basis.

We have established an audit committee charter which deals with the establishment of the audit committee and sets out its duties and responsibilities.

Our Board of Directors has established a compensation committee, the members of which are Messrs. Knutson, Graham, and Lidstone. Mr. Knutson is chairman of this committee.

Employees.

The Company had seven full time employees at December 31, 2005.

Share Ownership.

Beneficial Ownership of Common Shares

The following table sets forth, as of December 31, 2005, the number of the Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The Company’s directors and members of senior management do not have different voting rights from other shareholders.

Title of Class	Name of Beneficial Owner	Amount and Nature		Percentage of Class(1)
Common	Lynn A. Peterson	4,454,171	(2)	7.6
Common	James E. Catlin	3,089,750	(3)	5.3
Common	Rodney D. Knutson	552,750	(4)	.9
Common	Hugh J. Graham	535,676	(5)	.9
Common	All Directors and Senior	8,632,347		14.8
	Management as a group
	(4 individuals)

(1)	Based on 54,547,158 shares outstanding as of December 31, 2005, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.
(2)	Includes 2,810,671 shares held directly by the individual, 500,000 shares held by individual's children, and 1,143,500 options to exercise at various dates.
(3)	Includes 1,946,250 shares held by individual and 1,143,500 options to exercise at various dates.
(4)	Includes 252,750 shares held by individual and 300,000 options to exercise at various dates.
(5)	Includes 186,676 shares held by individual and 350,000 options to exercise at various dates.
*	Less than 1%.

Stock Options

We established an Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company, under which stock options are granted. The Plan was approved by our shareholders at our 2003 shareholders meeting.

The following table sets forth, as of December 31, 2005, all stock options held by the directors and members of senior management of the Company, individually, including the title and amount of securities called for by the options, the exercise price and the expiration date of the options.

Title of Class Underlying Options	Name of Optionee	Exercise Price (Cdn.)	Expiration Date

Common	Lynn A Peterson	468,500 @ $0.15 425,000 @ $0.50 250,000 @ $1.20	December 4, 2008 March 1, 2009 October 16, 2010

Common	James E Catlin	468,500 @ $0.15 425,000 @ $0.50 250,000 @ $1.20	December 4, 2008 March 1, 2009 October 16, 2010

Common	Rodney D Knutson	25,000 @ $0.15 125,000 @ $0.15 75,000 @ $0.50 75,000 @ $1.20	December 6, 2006 December 4, 2008 March 1, 2009 October 16, 2010

Common	Hugh J Graham	75,000 @ $0.15 125,000 @ $0.15 75,000 @ $0.50 75,000 @ $1.20	December 6, 2006 December 4, 2008 March 1, 2009 October 16, 2010

On April 17, 2006, we granted 1,300,000 incentive stock options to certain directors and officers. The options were granted under the Company’s Incentive Stock Option Plan and are exercisable at the price of Cdn$3.51 per share for a period of five years from the date of the grant. The option price was determined in accordance with the policies of the TSX Venture Exchange based upon the last closing price of the common stock. Each director of the Company was granted an option to acquire 100,000 shares which will vest immediately. In addition, the two principal officers (Mr. Peterson and Mr. Catlin) were each granted an option to acquire 400,000 shares of which 100,000 vest immediately, 150,000 shares vest on April 1, 2007 and 150,000 vest on April 1, 2008.

Stock options are determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. Under the terms of the Plan, we have authorized the reservation of up to 10% of our issued and outstanding common shares for the grant of options from time to time. Some of the significant terms of the Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.	The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), if ever, the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.	Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.	Options may be subject to vesting restrictions, to be determined by the Board at the time of grant.

6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Item 7.   Major Shareholders and Related Party Transactions.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares. The following table sets forth to the best of the Company’s knowledge, as of March 31, 2006, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The major shareholders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date. Unless otherwise indicated, to the best of the Company’s knowledge, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares

Wellington Management	11,337,000	14.53%
Strategic Capital Partners	9,319,150	11.95%

To the best of the Company’s knowledge, there have been no significant changes in the percentage ownership held by the Company’s major shareholders during the past three years, except as previously noted The Company’s major shareholders do not have different voting rights from other shareholders.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

Related Party Transactions.

During the twelve months ended December 31, 2005, there were no related party transactions.

Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information.

Consolidated Statements and Other Financial Information.

Included in this annual report are consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report consisting of the following:

•	Balance Sheet as of December 31, 2005 and 2004

•	Statement of Operations for the years ended December 31, 2005, 2004 and 2003;

•	Statement of Stockholders' Equity for the years ended December 31, 2005, 2004 and 2003;

•	Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003; and

•	Notes to Consolidated Financial Statements.

There are no legal proceedings currently pending which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no material legal proceedings currently pending in which any director, any member of senior management, or any of the Company’s affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

We have not paid dividends in the past and do not expect to pay dividends in the near future.

Significant Changes.

There have been no significant changes since the date of our most recent interim financial statements included in this annual report.

Item 9.   The Offer and Listing.

Offer and Listing Details.

Our Common Shares without par value are issued in registered form. The transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office at Suite 1600, 1066 West Hastings Street, Vancouver, B.C.,

Canada. No significant trading suspensions have occurred in the Common Shares in the last three years. Our Common Shares have been listed and posted for trading on the TSX Venture Exchange under the current name since September 28, 2001. Our Common Shares are not regularly traded in an organized market in the United States.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX Venture Exchange for (a) each of the five most recent full financial years of the Company, (b) each full financial quarter in the last two full financial years of the Company, and any full financial quarters in the Company’s current financial year, and (c) each of the most recent six months.

High and Low Price for the Five Most
Recent Fiscal Years Expressed in Cdn$

Fiscal Year ended December 31	High	Low
2005	$2.40	$0.70
2004	$1.15	$0.29
2003	$0.40	$0.05
2002	$0.29	$0.06
2001	$0.25	$0.05

High and Low Prices for Each Quarter in the Last
Two Fiscal Years, and any Subsequent Quarters Expressed in Cdn$

Period Ended:	High	Low
December 31, 2005	$ 2.40	$0.91
September 30, 2005	$ 1.05	$0.72
June 30, 2005	$ 1.12	$0.70
March 31, 2005	$ 0.75	$1.26
December 31, 2004	$ 0.67	$0.95
September 30, 2004	$ 0.73	$1.15
June 30, 2004	$ 0.46	$0.83
March 31, 2004	$ 0.29	$0.65

High and Low Prices for the Most Recent Six
Months Expressed in Cdn$

Period:	High	Low
March 2006	$2.81	$2.31
February 2006	$3.24	$2.45
January 2006	$3.17	$2.15
December 2005	$2.40	$1.41
November 2005	$1.63	$1.38
October 2005	$1.55	$0.91

On December 30, 2005, the closing price of the Common Shares on the TSX Venture Exchange was $2.40 per Common Share.

Plan of Distribution.

Not applicable.

Markets.

Our Common Shares are listed on the TSX Venture Exchange under the trading symbol “KOG.”

Selling Shareholders.

Not applicable.

Dilution.

Not applicable.

Expenses of the Issue.

Not applicable.

Item 10.   Additional Information.

Share Capital.

Not applicable.

Memorandum and Articles of Association.

Objects and Purposes of the Company

The Articles and Bylaws of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

The Company’s Bylaws provide that a director must disclose any material interest in a proposal, arrangement or contract with the Company, and must refrain from voting on any resolution with respect to such proposal, arrangement or contract except as may be permitted by the Business Corporations Act (Yukon Territory).

Section 4.1 of the Bylaws provides that the quorum necessary for the transaction of the business of the directors at any meeting of the board of directors shall consist of a majority of the directors holding office.

Section 4.18 of the Bylaws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Bylaws upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 2.01 of the Bylaws gives directors a broad discretion to borrow money upon the credit of the Company, issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; to the extent permitted by the Business Corporations Act (Yukon Territory), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immoveable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

There is no provision in the Articles or Bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 4.2 of the Bylaws provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but no person shall be qualified for election as a director if he is less than 19 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

Share Rights

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of shareholders of stock, where such rights are attached to an issued class or series of shares, the Business Corporations Act (Yukon Territory) requires the consent by a separate resolution of the shareholders of the class or series of shares, as the case may be, requiring a majority of 2/3 of the votes cast by all the shareholders entitled to vote on that resolution.

Meetings

The Business Corporations Act (Yukon Territory) provides that the directors of the Company must call an annual general meeting of shareholders not later than 15 months after the last preceding annual meeting. The Company must give to its shareholders, directors and auditor entitled to receive notice of a general meeting not less than 21 days’ and not more than 50 days’ notice before the meeting of the Company, but shareholders and any other person entitled to attend a meeting of shareholders may waive notice for a particular meeting. The Business Corporations Act (Yukon Territory) requires management of a corporation, concurrently with giving notice of a meeting of shareholders, to send a form of proxy in a prescribed form to each shareholder who is entitled to receive notice of the meeting. However a proxy is not required to be sent where the corporation has not more than 15 shareholders entitled to vote at a meeting of shareholders with 2 or more joint shareholders being counted as 1 shareholder, or if all of the shareholders entitled to vote at a meeting waive this requirement.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts.

Other than as already disclosed elsewhere in this annual report, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this annual report.

Exchange Controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See “Item 10E — Taxation”.

Except as provided in the Investment Canada Act (the “Act”), as amended by the Canada-United States Free Trade Implementation Act (Canada) and the Canada-United States Free Trade Agreement, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Yukon Territory or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non Canadian”). However, provisions of the Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.

Factors to be considered include: (i) the effect of the investment on the level and nature of economic activity in Canada, including employment, on resource processing, on utilization of parts, components and services produced in Canada and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business or new Canadian business and in any industry or industries in Canada of which the Canadian business or new Canadian business forms or would form a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(a)	direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

(b)	direct acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor;

(c)	indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(d)	indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(e)	indirect acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; and

(f)	an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or lawful voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The WTO review threshold ($223,000,000) is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S.  Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it may have been a “passive foreign investment company” for the taxable year ended December 31, 2005, and expects that it may be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company may not be a QFC for the taxable year ending December 31, 2006.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the

Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it may have been a PFIC for the taxable year ended December 31, 2005, and expects that it may be a PFIC for the taxable year ending December 31, 2006. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his Common shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on these Common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax is applicable to a dividend on Common shares paid to a Holder who is a resident of the United States. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder, which is 15% reduced to 5% if the shareholder owns at least 10% of the outstanding Common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a Common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the Common share constituted “taxable Canadian property” as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

Generally, a Common share will not constitute taxable Canadian property of a Holder unless he held the Common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a Common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realizes a capital gain on disposition of a Common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the Common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the Common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a Common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Dividends and Paying Agents.

Not applicable.

Statement by Experts.

Not applicable.

Documents on Display.

The documents described herein may be inspected at the principal executive offices of the Company, 1625 Broadway, Suite 330, Denver Colorado, 80202, during normal business hours.

Subsidiary Information.

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur. We have not entered into any derivative securities or hedging instruments to manage oil and gas risks.

Item 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company maintains a small head office staff which, because of its size, precludes the functioning of all internal controls, most notably division of duties. To compensate for this situation management through its Chief Accounting Officer performs a thorough review of any and all financial and corporate information disclosed to the public markets. In addition, the Company’s Audit Committee reviews and recommends to the Board of Directors approval of any and all financial information reviewed and referred to it by management for disclosure to the public markets.

The Company’s Chief Executive Officer and Chief Accounting Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Changes in Internal Controls over Financial Reporting. During the fiscal year covered by this Annual Report, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert

The Company currently does not have an “audit committee financial expert” serving on its audit committee. The Company’s Committee consists of three directors, all of whom are financially literate, have experience with public companies, and are very knowledgeable about the Company’s business and financial position. Due to the nature of the Company’s operations, the Board of Directors does not believe an audit committee financial expert is needed at this time.

Item 16B.   Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s executive officers, directors and employees. The Code of Ethics has been filed as an exhibit to this Annual Report and is available for viewing on the Company’s website.

16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Hein & Associates LLP serve as the independent auditors for the Company and have acted as the Company’s independent auditor for the fiscal year ended December 31, 2005. Prior to this date, we used Amisano Hansen for the year ended December 31, 2004. The chart below sets forth the total amount billed by the accounting firms for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and other fees).

“Audit Fees” are the aggregate fees billed by Hein & Associates LLP and Amisano Hanson for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Hein & Associates, LLP and Amisano Hanson for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of the interim consolidated financial statements and management discussion and analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by Hein & Associates, LLP and Amisano Hanson for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” for the 2005 fiscal year are related to a review of a Company private placement.

	Fiscal Year Ended December 31

	2005	2004

Audit Fees:
Audit Fees:	$45,000	$19,000
Audit-Related Fees:
Tax Fees
All Other Fees

Total Fees:	$45,000	$19,000

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements, and approves all audit services, audit-related services, tax services and other services provided by Hein & Associates, LLP. Any services provided by Hein & Associates, LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.   Financial Statements.

Not applicable.

Item 18.   Financial Statements.

The Company’s Consolidated Financial Statements are stated in United States Dollars and are prepared in accordance with United States Securities and Exchange (SEC) GAAP.

The Consolidated Financial Statements of the Company as required under Item 18 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this annual report. The audit report of Hein & Associates, LLP, Registered Public Accounting Firm, is included herein immediately preceding the Consolidated Financial Statements.

Item 19.   Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this annual report on Form 20-F in the United States.

The following financial statements are attached to and form part of this annual report:

Auditor’s Report to the Shareholders of Kodiak Oil & Gas Corp. dated April 26, 2006	F-1

Consolidated Balance Sheets as at December 31, 2005 and 2004	F-3

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-4

Statement of Stockholders’ Equity and Comprehensive Loss for the years ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-6

Notes to the Consolidated Financial Statements	F-7

Exhibits

The following exhibits are attached to and form part of this annual report:

Exhibit Number		Description
1	.1(1)	Certificate of Continuance of Kodiak Oil & Gas Corp., dated September 20, 2001
1	.2(1)	Articles of Continuation of Kodiak Oil & Gas Corp.
1	.3(1)	General By-Law No. 1
4	.1(1)	Second Amendment of Lease, dated May 27, 2005, between Kodiak Oil & Gas (USA) Inc. and Brookfield Denver Inc.
4	.3(1)	Agency Agreement, dated February 22, 2005 between the Company and Jennings Capital
4	.4(1)	Agency Agreement, dated January 26, 2004 between the Company and Jennings Capital
4	.5(1)	Kodiak Oil & Gas Corp. Incentive Stock Option Plan

Exhibit Number		Description

4	.6(2)	Purchase and Sale Agreement between CP Resources LLC and Warren Resources, Inc. dated June 2003
4	.7(2)	Purchase and Sale Agreement between Fancher Resources LLC and Kodiak Oil & Gas (USA), Inc. dated December 6, 2005
4	.8(2)	Purchase and Sale Agreement between Staghorn Energy, LLC and Kodiak Oil & Gas (USA), Inc. dated December 6, 2005
4	.9(2)	Letter from Hallador Petroleum Company to Kodiak Oil & Gas dated November 21, 2005
4	.10(3)	Letter Agreement between CP Resources LLC and Kodiak Oil & Gas Corp. dated May 31, 2002
4	.11(3)	Letter Agreement between CP Resources LLC and Kodiak Oil & Gas Corp. dated September 21, 2001
4	.12(3)	Letter Agreement between CP Resources LLC and Kodiak Oil & Gas Corp. dated June 19, 2003
4.13		Form of Stock Purchase Agreement, dated as of March 3, 2006, among Kodiak Oil & Gas Corp. and certain investors
11.1		Code of Business Conduct and Ethics
12.1		Certification of the Chief Executive Officer and Chief Accounting Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of the Chief Executive Officer Chief Accounting Officer pursuant to 18 U.S.C. Section 1350
15.4		Audit Committee Charter
23.1		Consent of Amisano Hanson, Chartered Accountants
23.2		Consent of Hein & Associates LLP, Certified Accountants
23.3		Consent of Sproule Associates, Inc.

_________________

(1)	Previously filed with Form 20FR12G (SEC File No. 000-51635)
(2)	Previously filed with Form 20FR12G/A Amendment No. 2 (SEC File No. 000-51635)
(3)	Previously filed with Form 20FR12G/A Amendment No. 3 (SEC File No. 000-51635)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KODIAK OIL & GAS CORP. (Registrant) /s/ Lynn A. Peterson Lynn A. Peterson President

Date:  May 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Kodiak Oil & Gas Corp.
Denver, Colorado

We have audited the consolidated balance sheet of Kodiak Oil & Gas Corp. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kodiak Oil & Gas Corp. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP
Denver, Colorado
April 26, 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Kodiak Oil & Gas Corp.

We have audited the consolidated balance sheet of Kodiak Oil & Gas Corp. as at December 31, 2004 and the consolidated statements of operations, stockholders equity and comprehensive income and cash flows for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kodiak Oil & Gas Corp. as at December 31, 2004 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada April 12, 2005	“Amisano Hanson“ Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

KODIAK OIL & GAS CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$7,285,548	$2,702,763
Accounts receivable	674,387	22,565
Prepaid expenses and other	30,631	31,417

Total current assets	7,990,566	2,756,745

Property and equipment (full cost method), at cost:
Proved oil and gas properties	11,277,307
Unproved oil and gas properties	6,307,903	2,357,601
Less-accumulated depletion, depreciation and amortization	(121,941)

	17,463,269	2,357,601

Other property and equipment, net of accumulated depreciation
of $47,525 in 2005 and $13,671 in 2004	183,481	93,140

	17,646,750	2,450,741

Restricted Investment	153,000	—

Total Assets	$25,790,316	$5,207,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,007,021	$328,570
Accrued expenses	3,404,551	40,438

Total current liabilities	4,411,572	369,008

Noncurrent liabilities:
Asset retirement obligation	69,073	—

Commitments and Contingencies, Notes 6 and 10
Stockholders' equity:
Common stock, $0.01 par value: authorized-100,000,000
Issued: 54,547,158 shares in 2005 and 33,875,283 in 2004	545,472	338,753
Additional paid in capital	26,593,826	8,324,261
Accumulated deficit	(5,829,627)	(3,824,536)

Total stockholders' equity	21,309,671	4,838,478

Total Liabilities and Stockholders’ Equity	$25,790,316	$5,207,486

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31

	2005	2004	2003

Revenues:
Gas production revenues	$225,524	$—	$—
Oil production revenues
	140,056	—	—
Interest income
	87,555	20,449	—

Total revenue
	453,135	20,449	—
Costs and expenses:
Oil and gas production expenses
	201,885	—	—
Depletion, depreciation, amortization
and abandonment liability accretion
	157,868	13,671	—
General and administrative expenses
	2,002,609	1,137,452	273,185
(Gain) / loss on currency exchange
	95,864	(68,574)	2,498

Total costs and expenses
	2,458,226	1,082,549	275,683

Net loss for the period	$(2,005,091)	$(1,062,100)	$(275,683)

Basic & diluted weighted-average common
share outstanding	44,447,269	27,696,443	14,373,675

Basic & diluted net loss per common share	$(0.05)	$(0.04)	$(0.02)

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Contributed	Accumulated	Total
	Shares	Amount	Surplus	Deficit	Equity

Balance January 1, 2003:	8,266,175	$82,662	$2,414,921	$(2,486,753)	$10,830

Issuance of stocks for cash:
-pursuant to private placement	3,857,500	38,575	265,015		303,590
-pursuant to exercise of warrants	500,000	5,000	44,300		49,300
-pursuant to exercise of options	450,000	4,500	46,735		51,235
Stock issuance costs		—	(17,970)		(17,970)
Issuance of stocks for property	1,300,000	13,000	84,269		97,269
Stock based compensation			93,289		93,289
Net loss				(275,683)	(275,683)

Balance December 31, 2003:	14,373,675	143,737	2,930,559	(2,762,436)	311,860

Issuance of stocks for cash:
-pursuant to private placement	11,428,572	114,286	2,857,775		2,972,061
-pursuant to exercise of warrants	7,948,036	79,480	2,328,578		2,408,058
-pursuant to exercise of options	50,000	500	5,162		5,662
Stock issuance costs			(263,801)		(263,801)
Stock based compensation			411,238		411,238
Employee stock options	75,000	750	54,750		55,500
Net loss				(1,062,100)	(1,062,100)

Balance December 31, 2004:	33,875,283	338,753	8,324,261	(3,824,536)	4,838,478

Issuance of stocks for cash:
-pursuant to private placement	17,000,000	170,000	15,474,243		15,644,243
-pursuant to exercise of warrants	3,496,875	34,969	2,480,709		2,515,678
-pursuant to exercise of options	100,000	1,000	11,122		12,122
Stock issuance costs			(292,370)		(292,370)
Employee stock options	75,000	750	54,750		55,500
Stock based compensation			541,111		541,111
Net loss				(2,005,091)	(2.005,091)

Balance December 31, 2005:	54,547,158	$545,472	$26,593,826	$(5,829,627)	$21,309,671

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31

	2005	2004	2003

Reconciliation of net loss to net cash provided
by operating activities:
Net loss	$(2,005,091)	$(1,062,100)	$(275,683)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depletion, depreciation, amortization and
abandonment liability accretion	157,867	13,671	—
Stock based compensation	541,111	411,238	93,289
Changes in current assets and liabilities
Accounts receivable	(424,322)	(53,505)	(302)
Other receivables	(227,500)	—	—
Prepaid expenses and other	786	—	—
Accounts payable	678,453	281,083	38,124
Accrued expenses	57,473	—	—
Due to related party	—	(35,246)	(3,904)

Net cash used by operating activities	(1,221,223)	(444,859)	(148,476)

Cash flows from investing activities
Oil and gas properties	(11,853,969)	(1,672,300)	(488,552)
Equipment	(124,196)	(106,811)	—
Restricted Investment	(153,000)	—	—

Net cash used for investing activities	(12,131,165)	(1,779,111)	(488,552)

Financing Activity
Proceeds from the issuance of shares	18,227,543	5,441,281	404,125
Issuance costs	(292,370)	(263,801)	(17,970)
Proceeds from (repayment of) related party
note payable	—	(270,654)	270,654

Net cash provided (used in) financing activities	17,935,173	4,906,826	656,809

Net change in cash and cash equivalents	4,582,785	2,682,856	19,781
Cash and cash equivalents at beginning of year	2,702,763	19,907	126

Cash and cash equivalents at end of the year	$7,285,548	$2,702,763	$19,907

Cash paid for interest	$—	$8,824	$—

Non-cash Items
Oil & Gas Property accrual included in
Accounts Payable	$3,306,641	$—	$—

Asset retirement obligation	$67,000	$—	$—

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

Note 1 — Organization

Description of Operations

        Kodiak Oil and Gas Corp. and subsidiaries (“Kodiak” or the “Company”) is a public company listed for trading on the TSX Venture Exchange and whose corporate headquarters are located in Denver, Colorado, USA. The Company is an independent energy company engaged in the exploration, exploitation, development, acquisition and production of natural gas and crude oil in the western United States.

        The Company was incorporated (continued) in the Yukon Territory on September 28, 2001.

Note 2 – Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. All significant inter-company balances and transactions have been eliminated. The majority of the Corporation’s business is transacted in US dollars and, accordingly, the financial statements are expressed in US dollars.

Use of Estimates in the Preparation of Financial Statements

        The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in United States. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates of oil and gas reserves quantities provide the basis for calculations of depletion, depreciation, and amortization (“DD&A”) and impairment, each of which represents a significant component of the consolidated financial statements.

Cash and Cash Equivalents

        Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Restricted Investment

        The restricted investment balance as of December 31, 2005 is comprised of: (a) $100,000 certificate of deposit to collateralize a surety bond to provide for state bonding requirements for plugging and abandonment liabilities; and (b) $53,000 certificate of deposit to collateralize the costs of office improvements that will be released over the five year term of the lease at $10,600 per year.

Concentration of Credit Risk

        The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk. The Company manages and controls this risk by investing these funds with major financial institutions.

        The Company’s receivables are comprised of oil and gas revenue receivables and joint interest billings receivable. The amounts are due from a limited number of entities. Therefore, the collectability is dependent upon the general economic conditions of the few purchasers and joint interest owners. The receivables are not collateralized. However, to date the Company has had minimal bad debts.

Oil and Gas Producing Activities

        The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the exploration and development of oil and gas properties are initially capitalized into a single cost center (“full cost pool”). Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition and exploration activities. Proceeds from property sales are generally credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to theses costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full costs pool.

        Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

        For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

        Under the full costs method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost, or estimated fair value, if lower of unproved properties. Should capitalized costs exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current prices of oil and gas to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.

Other Property and Equipment

        Other property and equipment such as office furniture and equipment, vehicles, and computer hardware and software are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of three years for computer equipment, and five years for office equipment and vehicles. When other property and equipment is sold or retired, the capitalized costs and related accumulated depreciation are removed from the accounts.

Fair Value of Financial Instruments

        The Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-tern maturity of these instruments.

Asset Retirement Obligation

        The Company follows SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of fair value could be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The increase in carrying value of a property associated with the capitalization of an asset retirement cost is included in proved oil and gas properties in the consolidated balance sheets. The Company depletes the amount added to proved oil and gas property costs. The future cash outflows associated with settling the asset retirement obligations that have been accrued in the accompanying balance sheets are excluded from the ceiling test calculations. The Company also depletes the estimated dismantlement and abandonment costs, net of salvage values, associated with future development activities that have not yet been capitalized as asset retirement obligations. These costs are also included in the ceiling test calculation. The asset retirement liability will be allocated to operating expense by using a systematic and rational method. The Company has recorded a net asset of $67,000, a related liability of $69,073 (using a 8.5% discount rate and a 2.97% inflation rate) and a nil cumulative effect of change in accounting principle on prior years. The information below reconciles the value of the asset retirement obligation for the periods presented.

Year ended December 31, 2005

Balance beginning of period	$ —
Liabilities incurred
67,000
Liabilities settled	—
Revisions in estimated cash flows	—
Accretion expense	2,073

Balance end of period	$69,073

        The Company had no wells prior to January 2005.

Revenue Recognition

        Revenues from the sale of oil and gas production are recognized when title passes, net of royalties. The Company may have an interest with other producers in certain properties, in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recoded on the basis of gas actually sold by the Company, In addition, the Company records revenue for its share of gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company also reduces revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company’s remaining over- and under-produced as balancing positions are considered in the Company’s proved oil and gas reserves. Gas imbalances at December 31, 2005 were not significant.

Basic and Diluted Earnings (Loss) Per Share

        Basic net income (loss) per common share of stock is calculated by dividing the income (loss) for the period by the weighted average number of common shares outstanding during each period. Diluted net income (loss) per common share of stock reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Stock-based Compensation Plan

        The fair value of all share purchase options granted are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

        The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Major Customers

        Although the Company sells the majority of its production to a few purchasers, there are numerous other purchasers in the areas in which Kodiak sells it production; therefore, the loss of its significant customer would not adversely affect the Company’s operations. During 2005, Nexen Marketing, Duke Energy Field Services and Questar Gas Marketing individually accounted for 38%, 37% and 25% respectively of the Company’s total oil and gas production revenue.

Income Taxes

        The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Foreign Currency Translation

        Monetary items denominated in a foreign currency, other than US dollars, are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets are acquired or obligations incurred. Foreign currency denomination revenue and expense items are recorded at exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

Reclassifications

        Certain reclassifications have been to prior years’ amounts to conform to the classifications used in the current year. Such reclassifications had no effect on the Company’s net loss in any of the periods presented.

New Accounting Pronouncements

        In June 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections” which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

        In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of a company. FIN 47 states that a company must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. This Interpretation is intended to provide more information about long-lived assets, more information about future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. We do not believe that our financial position, results of operations or cash flows will be impacted by this Interpretation.

        In January 2006, the Financial Accounting Standards Board published FASB Statement of Financial Accounting Standard (SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. We do not expect the adoption of this statement will have a material impact on our results of operations or finical position.

Note 3 — Oil and Gas Properties

        The following table presents information regarding the Company’s net costs incurred in the purchase of proved and unproved properties and in the exploration and development activities. The 2005 amounts include $67,000 of capitalized costs associated with asset retirement obligations.

	For the Years Ended December 31

	2005	2004	2003

Property Acquisition costs:
Proved	$613,146	$—	$—
Unproved	6,307,903	753,173	353,415
Exploration costs	3,567,871	1,604,428	331,886
Development costs	7,096,290	—	—

Total including asset
retirement obligation	$17,585,210	$2,357,601	$685,301

Total excluding asset
retirement obligation	$17,518,210	$2,357,601	$685,301

Depletion Rates:
Per barrel	$14.45	$—	$—

Per Mcf	$2.41	$—	$—

At December 31, the Company’s unproved properties consist of leasehold costs in the following areas:

	2005	2004	2003

Montana	$70,346	$—	$—
North Dakota	2,915,469	3,180	—
Wyoming	3,322,088	749,993	353,415

	$6,307,903	$753,173	$353,415

The following table represents the additions, net of impairments, to unproved acreage from inception through December 31, 2005:

Net Acquisition Costs

2003	353,415
2004	2,004,186
2005	3,950,302

Unproved Mineral Interest as of December 31, 2005	$6,307,903

Note 4 — Property Acquisitions

        In November 2005, the Company acquired unproved oil and gas leases in exchange for $1.6 million in cash.

        In December 2005, the Company completed the acquisition of unproved oil and gas properties in exchange for $1.45 million. $145,000 of the purchase price was deposited with the balance of $1.305 million recorded as a liability as of December 31, 2005. The balance was paid in full on January 2006.

        In December 2005, the Company completed the acquisition of unproved oil and gas properties in exchange for $2.1 million in cash.

Note 5 – Compensation Plan

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby share purchase options may be granted with an exercise price equal to the trading value when granted. The total number of share purchase options outstanding cannot exceed 10% of the total number of shares issued. The share purchase options vest when granted except for share purchase options granted to consultants which vest at 25% every three months. During the year ended December 31, 2004, the Company also granted share purchase options to employees which vest at one-third of the amount granted on each anniversary over a three year period.

For the year ended December 31, 2004, the Company recorded stock-based compensation of $411,238. Included in this amount is $6,943 associated with options granted to consultants. For the year ended December 31, 2005, the Company recorded stock based compensation of $541,111.

The following assumptions were used for the Black-Scholes model:

	2005	2004

Risk free rates	4.3%	3.75%
Dividend yield	0%	0%
Expected volatility	81.34%	110.40%
Weighted average expected stock option life	2.5 yrs	4 yrs

The weighted average fair value at the date of grant
for stock options granted is as follows:
Weighted average fair value per share	$ 0.60	$ 0.23
Total options granted	900,000	1,751,500

Total weighted average fair value of options granted	$ 541,111	$ 406,031

Stock Options

        A summary of the stock options outstanding is as follows:

	Number of Options	(CDN$) Weighted Average Exercise Price
Balance December 31, 2003	1,437,000	$ 0.15

Options Granted	1,751,500	0.71
Options Exercised	(50,000)	0.15

Balance outstanding at December 31, 2004	3,138,500	$0.465

Options Granted	900,000	1.20
Options Exercised	(100,000)	0.15

Balance outstanding at December 31, 2005	3,938,500	$0.64

Options exercisable at December 31, 2005	3,688,000

        At December 31, 2005, stock options outstanding are as follows:

(CDN$) Exercise Price	Number of Shares	Expiry Date

$0.15	100,000	December 6, 2006
$0.15	1,187,000	December 4, 2008
$0.50	1,000,000	March 1, 2009
$1.00	751,500	August 23, 2009
$1.00	900,000	October 16, 2010

	3,938,500

Share Purchase Warrants

        Share purchase warrant transactions are summarized as follows:

	Number of Warrants	(CDN$) Average Exercise Price

Balance, December 31, 2003	2,298,750	$0.15
Exercised	(2,298,750)	0.15
Granted	6,628,572	0.50
Exercised	(5,649,286)	0.50
Granted	2,824,643	1.00

Balance, December 31, 2004	3,803,929	$0.87
Exercised	(3,496,875)	0.75
Expired	(307,054)	0.93

Balance, December 31, 2005	0	$ -

Note 6 — Commitments and Contingencies

        The Company leases office facilities under an operating lease agreement that expires on June 30, 2010. Rent expense was $48,200, $29,200, and $19,000 in 2005, 2004, and 2003 respectively. The Company has no other capital leases and no other operating lease commitments.

        The following table shows the annual rentals per year for the life of the lease:

Years Ending December 31,
2006	$ 69,500
2007	73,500
2008	75,400
2009	77,400
2010	39,700

Total	$335,500

        During the year ended December 31, 2004, the Company entered into three one-year employment agreements. Each agreement includes the issue of 50,000 common shares, of which 25,000 were issued upon commencement and 25,000 were issued in 2005.

        As is customary in the oil and gas industry, the Company may at times have commitments in place to reserve or earn certain acreage positions or wells. If the Company does not pay such commitments, the acreage positions or wells may be lost.

Note 7 — Related Party Transactions

        During the year ended December 31, 2003, in connection with oil and gas acquisitions, the Company issued a promissory note for $264,000 payable to CP Resources LLC, a company controlled by directors in common, which bears interest at a rate of 1% over the prime rate of Wells Fargo Bank. The amount was unsecured and had no specific terms of repayment. During the year ended December 31, 2004, the note and accrued interest of $8,824 was repaid and no amounts remain outstanding.

Note 8 — Income Taxes

        In Canada, the Company has available resource deductions of $2,090,464 and non-capital losses of approximately $1,120,000 that may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

2009	$ 87,000
2010	74,000
2014	959,000

$1,120,000

        The Company has operating losses of approximately $1,400,000 in the United States. The Company’s net operating losses may be limited due to changes in ownership.

        Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Net tax losses carried forward	$ 1,062,000	$ 470,100
Stock based compensation	414,000	-
Exploration and development expenses	149,000	744,205

	1,625,000	1,214,305
Valuation allowance for future income tax assets	(1,625,000)	(1,214,305)

Future income tax assets, net	$ 0	$ 0

        A reconciliation of the provision (benefit) for income taxes computed at the statutory rate:

	2005	2004	2003

Federal	35.0%	22.1%	24.1%
State	4.5%	13.5%	13.5%
Other	—	—	—
Valuation Allowance	(39.5)%	(35.6)%	(37.6)^

Net	—	—	—

Note 9 – Supplemental Oil and Gas Reserve Information

        For the years presented, Sproule & Associates (“Sproule”) prepared the reserve information for all of the PV-10 value. The Company engaged Sproule for the first time in 2005. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

        Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from know reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. All of the Company’s proved reserves are located in the Continental United States.

        Presented below is a summary of the changes in estimated reserves of the Company:

	For the Year Ended December 31, 2005

	Oil or Condensate	Gas

	(Bbl)	(MMcf)
Developed and undeveloped:
Beginning of year	—	—
Discoveries and extensions	524,408	2,866.9
Production	(2,699)	(31.7)

End of year	521,709	2,835.2

Standardized Measure of Discounted Future Net Cash Flows (Unaudited):

        SFAS No. 69, “Disclosures about Oil and Gas Producing Activities,” prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines, which are briefly discussed below.

        Future cash inflows and future production and development costs are determined by applying benchmark prices and costs, including transportation, quality and basis differentials, in effect at year-end to the year-end estimated quantities of oil and gas to be produced in the future. Each property the Company operates is also charges with field-level overhead in the estimated reserve calculation. Estimated future income taxes are computed using current statutory income tax rates, including consideration for estimated future statutory depletion. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

        Future operating costs are determined based on estimates of expenditures to be incurred in developing and producing the proved oil and gas reserves in place at the end of the period, using year-end costs and assuming continuation of existing economic conditions, plus Company overhead incurred attributable to operating activities.

        The assumptions used to compute the standardized measure are those prescribed by the FASB and the Securities and Exchange Commission. These assumptions do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are basis for the valuation process. The following prices, as adjusted for transportation, quality and basis differentials, were used in the calculation of the standardized measure: Gas (per Mcf) $7.88; Oil (per Bbl) $55.29.

        The following summary sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in SFAS No. 69:

Year ended December 31, 2005

Future cash inflows	$ 51,182,477
Future production costs	(13,355,083)
Future development costs	(5,342,500)
Future income taxes	(10,980,498)

Future net cash flows	21,504,396
10% annual discount	(7,301,589)

Standardized measure of discounted
future net cash flows	$ 14,202,807

        The principle sources of change in the standardized measure of discounted future net cash flows are:

Year ended December 31, 2005

Standardized measure, beginning of year	$ —
Sales of oil and gas produced, net of
Production costs	(163,695)
Extensions, discoveries and other, net of
Production costs	18,320,720
Net change in income taxes	(3,954,218)

Standardized measure, end of year	$ 14,202,807

Note 10 — Subsequent Events

        On March 8, 2006, the Company issued 19 million common shares at US$2.05 (Cdn$2.33) per share pursuant to a private placement. The Company paid a commissions and expenses of $2,865,800 for net proceeds to the Company of $37,138,452.

Note 11 – Quarterly Financial Information (Unaudited)

        The Company’s quarterly financial information for fiscal 2005 and 2004 is a follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2005

Total revenue	$8,647	$36,222	$127,373	$280,893
Net Revenue from oil and gas operations	$—	$13,545	$87,971	$264,064
Loss from Operations	$327,083	$488,876	$52,252	$1,136,879
Basic and diluted net loss per share	$0.01	$0.01	$0.01	$0.01

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2004

Total revenue	$—	$—	$3,931	$—
Net Revenue from oil and gas operations	$—	$—	$—	$—
Loss from Operations	$396,757	$152,582	$130,315	$382,446
Basic and diluted net loss per share	$0.01	$0.01	$0.01	$0.01

Note 12 – Differences Between Canadian and United States Accounting Principles

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

        The Company’s accounting principles generally accepted in the United States of American differ from accounting principles generally accepted in Canada as follows:

a)	Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Under Statement of Financial Accounting Standards No. 123 the Company had accounted for its employee stock options under the fair value method. The fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and US GAAP for the years ended December 31, 2005 or 2004.

b)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP. New Accounting Standards Management does not believe that any recently issued, not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.